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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                         Thermo Instrument Systems Inc.
                           (Name of Subject Company)

                         Thermo Instrument Systems Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                  883559 10 6
                     (CUSIP Number of Class of Securities)

                               ----------------

                             Polyvios C. Vintiadis
                        Member of the Special Committee
                           of the Board of Directors
                           c/o Richard A. Soden, Esq.
                            James A. Matarese, Esq.
                          Goodwin, Procter & Hoar LLP
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000
 (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                With copies to:

                             Richard A. Soden, Esq.
                            James A. Matarese, Esq.
                          Goodwin, Procter & Hoar LLP
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000

  [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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Item 1. Subject Company Information.

   The name of the subject company is Thermo Instrument Systems Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 81 Wyman Street, Post Office Box 9046, Waltham, Massachusetts, 02454-9046 and its phone number is (781) 622-1000.

   The title of the class of equity securities to which this Schedule 14D-9 Solicitation/Recommendation Statement (this "Schedule 14D-9") relates is the common stock, par value $.10 per share, of the Company (the "Shares" or the "Common Stock"). As of March 31, 2000 there were 129,361,430 Shares issued and outstanding, 5,600,038 Shares reserved for issuance pursuant to options outstanding on such date under the Company's option plans, 7,012,623 Shares reserved for issuance with respect to $250 million principal amount of the Company's 4% convertible subordinated debentures due January 2005, and 5,006,385 Shares reserved for issuance with respect to $172.5 million principal amount of the Company's 4.5% senior convertible debentures due October 2003.

Item 2. Identity and Background of Filing Person.

   This Schedule 14D-9 is being filed by the subject company, Thermo Instrument Systems Inc. The contact information for the Company is listed in
Item 1 above.

   This Schedule 14D-9 relates to the exchange offer by Thermo Electron Corporation (the "Purchaser") to acquire all of the outstanding Shares which are not currently owned by the Purchaser (the "Publicly Held Shares") at an exchange ratio of 0.85 (the "Exchange Ratio") shares of Common Stock, par value $1.00 per share, of the Purchaser (the "Purchaser Common Stock") for each Share validly tendered, and upon the terms and subject to the conditions set forth in the Purchaser's Prospectus dated April 24, 2000 (the "Prospectus") and in the related letter of transmittal (which, together with the Prospectus, constitutes the "Offer"). The Purchaser filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") on April 24, 2000, of which the Prospectus forms a part.

   The Prospectus states that if the Offer is completed, the Purchaser will own at least 90% of the Company's outstanding Shares. According to the Prospectus, following the completion of the Offer, the Purchaser will cause the Company to merge with and into the Purchaser (the "Merger") in a so-called "short-form" merger. A short-form merger would not require approval of the Company's Board of Directors or the stockholders of the Company other than the Purchaser.

   The Purchaser's principal executive offices, as set forth on the Prospectus, are located at 81 Wyman Street, P.O. Box 9046, Waltham, MA 02454-9046 and its phone number is (781) 622-1000.

   All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser, or actions or events with respect to it, was provided for inclusion herein by the Purchaser or obtained from reports or statements filed by the Purchaser with the Commission, including, without limitation, the Registration Statement and the Prospectus, and the Company takes no responsibility for such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   History of the Company. The Company was incorporated as a Delaware corporation in May 1986 as a wholly-owned subsidiary of the Purchaser, to operate the instruments businesses that were previously conducted by several of the Purchaser's subsidiaries. In August 1986, the Company conducted an initial public offering of its Common Stock. Following this offering, the Purchaser, through its ownership of Common Stock, maintained a controlling stake in the Company. The Company is a worldwide leader in developing, manufacturing and marketing measurement and detection instruments used to collect, monitor and analyze information. The Company's customers use these systems for multiple applications in a range of industries, including industrial processing, food and beverage production, life sciences research and medical diagnostics. According to the Prospectus, the Purchaser develops, manufactures and sells measurement and detection instruments that are used to collect, monitor and analyze data and conducts these businesses in significant part through the Company.

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

   As described below under "Item 4--The Solicitation or Recommendation," on January 31, 2000, the Purchaser announced a restructuring plan pursuant to which it expects to spin in, spin off and sell various businesses to focus solely on its core measurement and detection instruments business. In that announcement, the Purchaser stated that it planned to take private certain of its majority-owned subsidiaries, including the Company, by seeking to acquire the remaining minority interests in such subsidiaries. On April 24, 2000, the Purchaser filed the Registration Statement (of which the Prospectus forms a part) with the Commission and formally commenced the Offer. The Prospectus also has been filed as Exhibit 6 hereto.

   Based on the Prospectus, as of March 31, 2000, the Purchaser beneficially owned 114,602,387 Shares, representing approximately 88.6% of the then issued and outstanding Shares.

   Composition of the Company's Board of Directors. The Company's Board of Directors currently consists of the following two members:

 Earl R. Lewis         Mr. Lewis, 56, has been a director and the chief
                       executive officer of the Company since January 1998, and
                       has been president of the Company since March 1997. He
                       was chief operating officer of the Company from January
                       1996 to January 1998. Prior to that time, he was
                       executive vice president of the Company from January
                       1996 to March 1997 and senior vice president from
                       January 1994 to January 1996. Mr. Lewis has been the
                       chief operating officer, measurement and detection, of
                       the Purchaser since September 1998. Prior to his
                       appointment as chief operating officer, Mr. Lewis served
                       as senior vice president of the Purchaser from June 1998
                       to September 1998 and vice president from September 1996
                       to June 1998. Mr. Lewis served as chief executive
                       officer of Thermo Optek Corporation from its inception
                       in August 1995 to January 1998. Mr. Lewis is a director
                       of FLIR Systems Inc., Metrika Systems Corporation,
                       SpectRx Inc., Spectra-Physics Lasers, Inc., Thermo Optek
                       Corporation and ThermoQuest Corporation.

 Polyvios C. Vintiadis Mr. Vintiadis, 64, is the sole member of the Special
                       Committee of the Board of Directors of the Company, which was established to consider the Offer (the
                       "Special Committee") (See "Item 4--The Solicitation or
                       Recommendation"). He has been a director of the Company since July 1993. Mr. Vintiadis has been the chairman and chief executive officer of Towermarc Corporation, a real estate development company located at Two Sound View
                       Drive, Greenwich, CT 06830, since 1984. Mr. Vintiadis is also a director of Spectra-Physics Lasers, Inc. and Thermo TerraTech Inc.

   Executive Officers of the Company. The following persons are currently executive officers of the Company:

         Name                                              Title
         ----                                              -----
      Earl R. Lewis....................... President and Chief Executive Officer

      Theo Melas-Kyriazi.................. Chief Financial Officer

      Denis Helm.......................... Senior Vice President

      Richard W. K. Chapman............... Vice President

      Barry S. Howe....................... Vice President



   Actual or Potential Conflicts of Interest. Certain directors and executive officers of the Company have interests in connection with the Offer that present them with actual or potential conflicts of interest, as summarized herein.

   Mr. Vintiadis, the sole member of the Special Committee, owns 262 Shares. In addition, Mr. Vintiadis has options to acquire 11,745 Shares at exercise prices ranging from $11.86 to $27.89 per Share that are currently exerciseable. He also has accumulated deferred units representing 5,590 Shares under the Company's Deferred Compensation Plan for directors as of January 1, 2000.

   Executive officers and directors of the Company who own Shares and tender such Shares will receive shares of Purchaser Common Stock at the Exchange Ratio, or 0.85 shares of Purchaser Common Stock for each Share validly tendered, on the same terms as set forth in the Prospectus. According to the Prospectus, as of January 31, 2000, the members of the Board of Directors and executive officers of the Company owned in the aggregate 168,043 Shares (excluding Shares associated with deferred units accumulated under the Company's Deferred Compensation Plan for directors). Assuming all members of the Board of Directors, other than Mr. Vintiadis, and all executive officers actually tender their Shares as they have indicated in the Prospectus and Mr. Vintiadis tenders his Shares as he has indicated herein, our directors and executive officers would receive in the aggregate 142,836 shares of Purchaser Common Stock in exchange for their Shares.

   In addition, as of January 31, 2000, the directors, including Mr. Vintiadis, and executive officers of the Company held options to acquire an aggregate of 1,270,168 Shares. Such options were issued under the Company's Equity Incentive Plan, Directors Stock Option Plan or Employees Equity Incentive Plan and have exercise prices ranging from $4.88 to $27.89 per Share. Upon the acquisition of the Shares and the subsequent Merger, the Purchaser will assume these options and will convert such options into options to acquire Purchaser Common Stock on the same terms as all of the other holders of the Company's options. According to the Prospectus, the number of shares of Purchaser Common Stock underlying each assumed option immediately following the Merger will equal the number of Shares underlying the option immediately before the Merger multiplied by the Exchange Ratio, and the exercise price for each assumed option immediately following the Merger will be the exercise price of the option immediately before the Merger divided by the Exchange Ratio. Thus, if the Offer and the Merger are completed, Mr. Vintiadis' options to acquire 11,745 Shares at current exercise prices ranging from $11.86 to $27.89 will be converted into options to acquire 9,983 shares of Purchaser Common Stock at exercise prices ranging from $13.95 to $32.81.

   According to the Prospectus, in connection with the Offer and the Merger the Purchaser will assume the Company's Deferred Compensation Plan for directors and the units for Shares outstanding under the plan immediately prior to the Merger will be automatically converted into units for shares of Purchaser Common Stock at the Exchange Ratio. Accordingly, as stated in the Prospectus, based on the 5,590 units accumulated by Mr. Vintiadis as of January 1, 2000, Mr. Vintiadis would receive units for 4,751.5 shares of Purchaser Common Stock.

   Certain directors and executive officers of the Company are directors or officers of the Purchaser. Certain directors and executive officers of the Company also hold equity interests in the Purchaser. Theo Melas-Kyriazi, the chief financial officer of the Company, is also the chief financial officer of the Purchaser. Earl R. Lewis, the president, chief executive officer and a director of the Company, is chief operating officer, measurement and detection of the Purchaser. Consequently, these directors and officers receive or have received compensation not only from the Company but also from the Purchaser and its affiliates. In addition to his ownership of Shares, Mr. Vintiadis owns 2,500 shares of Purchaser Common Stock. See Annex A to the Prospectus, which is Exhibit 6 hereto and incorporated herein by reference, for a listing of the positions that the directors and executive officers of the Company hold with the Purchaser and their ownership of Purchaser Common Stock.

   Certain directors and executive officers of the Purchaser own Common Stock or hold options to purchase the Common Stock of the Company. In addition, certain directors and executive officers of the Purchaser are also directors or executive officers of the Company. These positions and equity interests present these directors and executive officers with actual or potential conflicts of interest in determining the fairness of the Offer and the Merger to the Public Shareholders. See Annex A to the Prospectus, which is Exhibit 6 hereto and incorporated herein by reference, for a listing of the positions that the directors and executive officers of the Purchaser hold with the Company and their ownership of the Common Stock of the Company.

   The Purchaser has entered into separate indemnification agreements (the "Purchaser Indemnification Agreements") with each of the Company's executive officers and directors, including Mr. Vintiadis, providing for the indemnification and advancement of expenses to such person directly by the Purchaser in the event that such person, by reason of his or her status as a director or officer of the Company (or service as a director, officer or fiduciary of another entity at the request of the Purchaser), is made or is threatened to be made party to any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, if such officer or director acted in good faith and in a manner believed to be in or not opposed to the best interests of the Purchaser and, in the case of a criminal action or proceeding, had no reason to believe his or her conduct was unlawful. Each of the directors of the Company, including Mr. Vintiadis, also has entered into an indemnification agreement with the Company, on terms and conditions similar to the Purchaser Indemnification Agreements. Forms of such indemnification agreements are attached hereto as
Exhibit 9 and Exhibit 10.

   Certain Other Relationships and Related Transactions. The Company and the Purchaser are also parties to certain other agreements, arrangements and understandings, as summarized below. The Company and the Purchaser have entered into a Corporate Services Agreement (the "Services Agreement") under which the Purchaser's corporate staff provides certain administrative services, including certain legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and financial and other services to the Company. The Company was assessed an annual fee equal to 0.8% of the Company's revenues for these services in fiscal 1999, excluding the revenues of Spectra-Physics Lasers, Inc., which does not participate in the Services Agreement. The annual fee will remain at 0.8% of the Company's revenues for fiscal 2000. The fee is reviewed annually and may be changed by mutual agreement of the Company and the Purchaser. During fiscal 1999, the Purchaser assessed the Company $15.7 million in fees under the Services Agreement. Management believes that the charges under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Company. In fiscal 1999, the Company was billed an additional $125,000 by the Purchaser for certain administrative services required by the Company that were not covered by the Services Agreement. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a Purchaser subsidiary or ceases to be a participant in the Purchaser's corporate charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, the Purchaser may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under the Purchaser's policies and procedures. The Purchaser will charge the Company a fee equal to the market rate for comparable services if such services are provided to the Company following termination.

   The Company has entered into a Tax Allocation Agreement with the Purchaser that outlines the terms under which the Company will be included in the Purchaser's consolidated federal and state income tax returns. Under current law, the Company will be included in such tax returns so long as the Purchaser owns at least 80% of the Company's outstanding Common Stock. In years in which the Company has taxable income, it will pay to the Purchaser amounts comparable to the taxes the Company would have paid if it had filed its own separate company tax returns. If the Purchaser's equity ownership of the Company were to drop below 80%, the Company would file its own tax returns. In 1999, the Company paid the Purchaser $34,800,000 under the Tax Allocation Agreement. As of January 1, 2000, the Company owed the Purchaser $18,150,000 for amounts due under the Tax Allocation Agreement.

   The Company purchases and sells products and/or services in the ordinary course of business to the Purchaser and the Purchaser's other subsidiaries. In 1999, the Company sold a total of $1,240,000 of products to the Purchaser and its other subsidiaries and purchased a total of $1,642,000 of products and/or services from such companies.

   As of January 1, 2000, the Company had outstanding $140,000,000 of indebtedness to the Purchaser, represented by a 3 3/4% Senior Convertible Note due 2000. In February 2000, the Purchaser converted this note into 10,334,620 shares of the Company's Common Stock at a conversion rate of $13.55 per share.

   In March 1999, the Company borrowed $200,000,000 from the Purchaser to partially fund its acquisition of Spectra-Physics AB ("SPAB") pursuant to the Company's tender offer for all of the outstanding shares of SPAB. In August 1999, the Company repaid $50,000,000 of the principal amount outstanding under the promissory note and refinanced the balance of the note due February 2000 through borrowings from the Purchaser. In February 2000, the Purchaser extended the note to August 2000. This note bears interest at a rate equal to the 30-day Dealer Commercial Paper Rate as reported in the Wall Street Journal ("DCP Rate") plus 150 basis points provided the note shall be reduced to the DCP Rate plus 50 basis points to the extent of any funds invested by the Company's majority-owned subsidiaries in the Purchaser's domestic cash management arrangement. The rate at fiscal 1999 year end was 6.0%.

   In March 2000, the Purchaser agreed to loan the Company up to $400 million to finance the acquisitions by the Company of the minority interests in certain of its majority-owned subsidiaries. The loan bears interest at a rate equal to the 30-day DCP Rate plus 150 basis points, adjusted at the beginning of each fiscal month of the Company. The interest rate will be reduced to the DCP Rate plus 50 basis points to the extent of any funds invested by the Company's majority-owned subsidiaries in the Purchaser's cash management arrangement. As of April 29, 2000, approximately $103 million was outstanding under this loan arrangement.

   The Company, along with certain U.K.-based Purchaser subsidiaries, participates in a notional pool arrangement in the U.K. with Barclays Bank, which includes a $114,943,000 credit facility. The Company has access to $60,200,000 under this credit facility. Under this arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. The Purchaser guarantees all of the obligations of each participant in this arrangement. As of January 1, 2000, the Company had a positive cash balance of approximately $41,426,000 and a negative cash balance of approximately $41,403,000 based on an exchange rate of $1.6171/GBP 1.00. For 1999, the average annual interest rate earned on GBP deposits by participants in this credit arrangement was approximately 5.44% and the average annual interest rate paid on overdrafts was approximately 5.8025%.

   At year-end 1998, $392,000,000 of the Company's cash equivalents were invested in a repurchase agreement with the Purchaser. Under this agreement, the Company in effect lent excess cash to the Purchaser, which the Purchaser collateralized with investments principally consisting of corporate notes, U.S. government agency securities, commercial paper, money market funds and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

   Effective June 1999, the Company and the Purchaser commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to the Purchaser by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. The Purchaser is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Purchaser subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. At year-end 1999, the Company had invested $256,522,000 under this arrangement. In addition, certain of the Company's European-based subsidiaries participate in a new cash management arrangement with a wholly owned subsidiary of the Purchaser on terms similar to the domestic cash management arrangement. The Company has access to a $43,300,000 line of credit under this arrangement, of which the Company had invested $20,767,000 and had borrowed $18,658,000 at year-end 1999. Interest under this arrangement is calculated based on Euro market rates and was 3.25% on the positive balance and 3.95% on the negative balance at year-end 1999.

   The Company, along with certain other Purchaser subsidiaries, has entered into a cash management arrangement with ABN AMRO. Only European-based Purchaser subsidiaries participate in this arrangement. The new arrangement with ABN AMRO consists of a zero balance arrangement, which includes a $25,417,000 credit facility. The Company has access to $8,663,000 under this credit facility. Funds borrowed by the Company under this arrangement pay interest at a rate set by Thermo Finance B.V., a wholly-owned subsidiary of the Purchaser, at the beginning of each month, based on Netherlands market rates. Funds invested by the Company under the

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

arrangement earn a rate set by Thermo Finance B.V. at the beginning of each month, based on Netherlands market rates. Such invested funds are collateralized with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Purchaser guarantees all of the obligations of each participant in this arrangement. As of January 1, 2000, the Company had a positive cash balance of approximately $16,505 and a negative cash balance of approximately $5,502,000, based on an exchange rate of $0.4554/NLG 1.00. As of January 1, 2000, the average annual interest rate earned on NLG deposits by participants in this credit arrangement was approximately 3.19% and the average annual interest rate paid on overdrafts was approximately 3.74%.

   At January 1, 2000, the Company owed the Purchaser and its other subsidiaries an aggregate of $9,193,000 for amounts due under the Services Agreement and related administrative charges, for other products and services, and for miscellaneous items, excluding loans described above and $18,150,000 due to the Purchaser under the Tax Allocation Agreement, net of amounts owed to the Company by the Purchaser and its other subsidiaries for products, services and other miscellaneous items. The largest amount of such net indebtedness owed by the Company to the Purchaser and its other subsidiaries since January 2, 1999 was $12,654,000. These amounts do not bear interest and are expected to be paid in the normal course of business.

   Certain Compensation Matters; Agreements. Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of the Company's executive officers, directors or affiliates are described at pages 10 and 11 of the Company's Amendment Number One on Form 10-K/A to Form 10-K for the fiscal year ended January 1, 2000 (File No. 1-9786) (the "10-K Amendment") in the section entitled "Executive Retention Agreements." A copy of such pages of the 10-K Amendment is filed as Exhibit 11 hereto and such portion of the 10-K Amendment is incorporated herein by reference.

   In addition to the fees he receives for serving as a director of the Company, Mr. Vintiadis received from the Company a one-time fee of $10,000 for serving on the Special Committee. He will also receive an attendance fee of $1,000 for each in-person Special Committee meeting, $500 for each telephonic Special Committee meeting, and reimbursement for out-of-pocket expenses incurred in connection with his service on the Special Committee.

   Transactions Between the Company and the Purchaser. Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and the Purchaser are described on pages 25 through 27 and page 57 of the Prospectus, which is Exhibit 6 hereto and incorporated herein by reference.

   Material Agreements, Arrangements or Understandings Relating to the Company and the Offer. Certain contracts, agreements, arrangements and understandings relating to the Company and the Offer are described at pages 23 and 24 and pages 27 through 31 of the Prospectus, which is Exhibit 6 hereto and incorporated herein by reference. Other than as a result of being the subject of the Purchaser's Offer, the Company is not a party to any of such contracts, agreements, arrangements and understandings relating to the Company and the Offer.

   Intent to Tender. To the Company's knowledge, after reasonable inquiry, all directors and all executive officers of the Company who own Shares, including Mr. Vintiadis, currently intend to tender their Shares pursuant to the Offer.

Item 4. The Solicitation or Recommendation.

   Position of the Special Committee

   The Special Committee, whose only member consists of the sole independent director of the Company, Polyvios C. Vintiadis, recommends that holders of Shares other than the Purchaser and the officers and directors of the Company (the "Public Shareholders") accept the Offer and tender their Shares pursuant to the Offer. At a meeting of the Special Committee held on May 5, 2000, the Special Committee determined that the 0.85 per Share Exchange Ratio proposed by the Purchaser was fair consideration to be paid to the Public Shareholders and resolved to recommend that the Public Shareholders accept the Offer and tender their Shares pursuant to the Offer. As a result of the potential conflict of interest among the members of the Company's Board of Directors (other than Mr. Vintiadis) and the Purchaser by virtue of the Purchaser's majority ownership of the Company, the Board of Directors of the Company delegated to the Special Committee the sole and exclusive authority to respond to the Offer and to either recommend for, recommend against or remain neutral and express no opinion with respect to whether or not Public Shareholders should accept the Offer and tender their Shares pursuant to the Offer.

   Background; Reasons for the Special Committee's Position

   On January 31, 2000, as part of its overall restructuring plan pursuant to which it expects to spin in, spin off and sell various businesses to focus solely on its core measurement and detection instruments business, the Purchaser announced that it planned to take private certain of its majority-owned subsidiaries, including the Company, by seeking to acquire the remaining minority interests in such subsidiaries. In particular, the Purchaser announced that it would make an exchange offer for all of the outstanding publicly traded shares of the Company. Subsequently, on March 8, 2000, the Purchaser announced that the Exchange Ratio for the Offer would be 0.85 shares of Purchaser Common Stock for each Share validly tendered in the Offer. According to the Prospectus, the Offer is conditioned upon the Purchaser acquiring a sufficient number of Publicly Held Shares such that it will own at least 90% of the total outstanding Shares. Structuring the transaction as an exchange offer to acquire ownership of at least 90% of the outstanding Shares permits the Purchaser to cause a merger of the Company and the Purchaser without any vote of the shareholders of the Company pursuant to the "short-form" merger provisions of the Delaware General Corporation Law. Pursuant to such a "short-form" merger, the remaining Public Shareholders also would receive shares of Purchaser Common Stock at the Exchange Ratio.

   As the controlling stockholder of the Company, the Purchaser could cause the Company to call a special meeting of shareholders for the purpose of seeking the approval of a merger of the Company and the Purchaser, pursuant to which the holders of Publicly Held Shares would receive shares of Purchaser Common Stock at the Exchange Ratio. At such a meeting, the Purchaser would have sufficient votes by virtue of its ownership of Shares to approve such a transaction regardless of how holders of Publicly Held Shares vote their Shares. Such a transaction is commonly referred to as a "long-form" merger because approval of the shareholders is required to consummate the transaction. The Special Committee believes that the Purchaser has chosen to pursue an exchange offer followed by a "short-form" merger rather than a "long-form" merger in an effort to acquire the Publicly Held Shares in an expeditious manner and provide the Public Shareholders with a prompt opportunity to receive Shares of Purchaser Common Stock at the Exchange Ratio. Because the Purchaser owns approximately 88.6% of the total outstanding Shares, the Purchaser only needs to acquire an additional 1.4% of the total outstanding Shares, or approximately 12.3% of the total outstanding Publicly Held Shares, in order for the Purchaser to own sufficient Shares to effect a "short-form" merger. According to the Prospectus, if the Offer is not successful, the Purchaser may make open market or privately negotiated purchases of Publicly Held Shares to the extent necessary in order for it to own at least 90% of the total outstanding Shares. For additional information about the terms and conditions of the Offer and the Purchaser's reasons for making the Offer, shareholders should read the Prospectus, which has been mailed to shareholders directly by the Purchaser and which forms a part of the Registration Statement filed with the Commission on April 24, 2000.

   As a result of the potential conflict of interest between the Company and the Purchaser by virtue of the Purchaser's control of the Company and its Board of Directors, the Board of Directors established the Special Committee consisting of the only member of the Board of Directors who is not also an officer or director of the Purchaser. The Special Committee was given the sole and exclusive authority to respond to the Offer and to either recommend for, recommend against or remain neutral and express no opinion with respect to whether or not Public Shareholders should accept the Offer and tender their Shares pursuant to the Offer. Other than as described in the preceding sentence, the Special Committee was given no other authority or responsibilities, and in particular, was not given the authority to "shop" the Company to prospective third-party purchasers or explore other strategic alternatives that might enhance or maximize shareholder value for the Public Shareholders. To assist it in performing its responsibilities, the Special Committee retained Tucker Anthony Cleary Gull ("Tucker Anthony") as separate independent financial advisor and Goodwin, Procter & Hoar LLP as separate independent legal counsel. The Special Committee was familiar with both its legal counsel and financial advisor because they had recently advised the independent special committees of three of the Company's majority-owned subsidiaries in connection with similar transactions involving the Company's acquisition of the entire equity ownership of those subsidiaries.

   Pursuant to the authority granted to it by the Company's Board of Directors, the Special Committee undertook to determine independently, with the advice of its legal counsel and financial advisor, the adequacy of the terms of the Offer and whether to recommend for, recommend against or remain neutral and express no opinion with respect to the Offer based primarily on the information furnished to the Special Committee by the Company's management and the Purchaser's management. The Special Committee also reviewed the information concerning the Offer set forth in the Prospectus. After receiving advice from its legal counsel and financial advisor concerning the adequacy of the Offer, the Special Committee inquired as to whether the Purchaser would consider any negotiation concerning the Exchange Ratio, but was informed that the Purchaser would not engage in any such negotiation. The Special Committee also discussed with representatives of the Purchaser the anticipated timing of the Offer and other administrative matters relating to the Offer. Except as described above, the Special Committee did not participate in any communications or negotiations concerning the terms and conditions of the Offer, including the Exchange Ratio, with the Purchaser.

   The Special Committee, prior to expressing its position with respect to the Offer, received advice, opinions, views or presentations from, and discussed the Offer with, the Company's management, the Purchaser's management and Tucker Anthony. In expressing its position with respect to the Offer, the Special Committee considered a number of factors including, but not limited to, the following:

  (i) Business and Prospects of the Company and the Purchaser. The Special Committee received advice from Tucker Anthony concerning the Company's and the Purchaser's historical and current financial condition and operating results, as well as the future prospects of the Company and the Purchaser, based on discussions with senior management of the Company and the Purchaser, respectively.

  (ii) Fixed Exchange Ratio. The 0.85 per Share Exchange Ratio is fixed. Accordingly, the Exchange Ratio will not be adjusted to reflect changes in the price at which the shares of Purchaser Common Stock trade during the pendency of the Offer and the Merger. The fact that the Exchange Ratio is fixed may be favorable or unfavorable to the Public Shareholders depending on the price at which the shares of Purchaser Common Stock trade during the pendency of the Offer and the Merger. For example, if the market price of the Purchaser Common Stock increases between now and the completion of the Offer and the Merger, Public Shareholders who tender their Shares will receive shares of Purchaser Common Stock having greater value than such shares have today. Conversely, if the market price of the Purchaser Common Stock decreases between now and the completion of the Offer and the Merger, Public Shareholders who tender their Shares will receive shares of Purchaser Common Stock having lesser value than such shares have today.

  (iii)  Potential Benefits Associated with the Purchaser's Reorganization.
         The Special Committee considered the anticipated benefits of the Purchaser's reorganization plan, which according to the Prospectus consists principally of the acquisition of the public minority interest in most of its subsidiaries, including the Company, the spin-off of two of the Purchaser's businesses and the sale of certain of its non-core businesses. As described in the Prospectus, one of the objectives of the Purchaser's reorganization plan is to permit the Purchaser to focus primarily on a variety of segments in the instruments business. In addition, the Purchaser's reorganization plan seeks to eliminate the complexity of the Purchaser's corporate structure, permit the Purchaser to conduct its operations in a more coordinated manner with its other instruments subsidiaries, eliminate additional burdens on management associated with public reporting, and achieve cost savings, particularly those associated with the Company having public shareholders. The Special Committee believes that the foregoing aspects of the Purchaser's reorganization plan will yield significant benefits to the Public Shareholders if the reorganization plan is successfully implemented.

  (iv) Risks Associated with the Purchaser's Reorganization. The Special Committee considered the various risks associated with the Purchaser's reorganization plan. As more fully described in the Prospectus, these risks included, but are not limited to, the fact that: (i) the reorganization plan is subject to various third party consents and approvals, including, without limitation, favorable rulings from the Internal Revenue Service with respect to the proposed spin-offs; (ii) the divestitures to be effected by the Purchaser may not occur for various reasons more fully described in the Prospectus; (iii) Public Shareholders who tender their Shares in the Offer will be subject to the risk that the Purchaser's management fails to successfully integrate and consolidate its instrument businesses; (iv) the reorganization contemplates the issuance of a significant number of additional shares of Purchaser Common Stock, which may depress the price of such stock in the future; (v) the Purchaser's acquisition strategy may not be implemented successfully; and (vi) the Purchaser may not complete the reorganization in a timely manner, which could negatively affect the public market's confidence in the Purchaser's management, and may in turn adversely affect the market price of the Purchaser Common Stock. As stated in the Prospectus, if the Purchaser is not able to effect all aspects of the reorganization, it may not achieve some or all of the anticipated benefits of the reorganization. For a more detailed discussion of the risks associated with the Purchaser's reorganization plan, see the section entitled "Risk Factors" in the Prospectus, which has been filed with the Commission and as Exhibit 6 hereto.

  (v) Participation in Future Growth. The Special Committee also considered the fact that Public Shareholders who tender their shares in the Offer will have the opportunity to participate in the future growth prospects of the Company through their ownership of Purchaser Common Stock. As stated in the Prospectus, the Purchaser intends to retain the Company as part of its core instruments business following completion of the Offer and the Merger.

  (vi) Market Information Regarding Publicly Held Shares and Purchaser Common Stock. The Special Committee considered historical market prices and trading information with respect to the Publicly Held Shares and the shares of Purchaser Common Stock and a comparison of these market prices and trading information with those of selected publicly held companies operating in industries similar to that of the Company and the Purchaser. The Special Committee also considered the sales, earnings and price to earnings multiples at which the Publicly Held Shares, the shares of Purchaser Common Stock and the securities of such selected publicly held companies trade. See "Opinion of Financial Advisor" below.

  (vii) Financial Analysis of Exchange Ratio. The Special Committee considered a financial analysis of the Exchange Ratio performed by Tucker Anthony using various methodologies, including a selected comparable public companies analysis, a selected merger and acquisition transactions analysis and a discounted cash flow analysis. A summary of Tucker Anthony's analysis appears on pages 11 through 23 of this Schedule 14D-9 under the section entitled "Opinion of Financial Advisor."

  (viii) Market Price Considerations. The Special Committee considered the fact that the ratio of the price of the Publicly Held Shares to the price of the shares of Purchaser Common Stock was 0.83 based on the closing price of the Publicly Held Shares ($19.94) on the American Stock Exchange (the "AMEX") on March 7, 2000 (the trading day immediately preceding the Purchaser's public announcement of the Exchange Ratio) and the closing price of shares of Purchaser Common Stock ($24.00) on the New York Stock Exchange (the "NYSE") on March 7, 2000. The Special Committee noted that during the twelve months preceding March 7, 2000, the ratio of the price of the Publicly Held Shares to the price of the shares of Purchaser Common Stock ranged from a high of 1.20 to a low of 0.62, with a mean and median over the same period of 0.84 and 0.80, respectively. The Special Committee also noted that during the nine months preceding January 28, 2000 (the trading day immediately preceding the

         Purchaser's public announcement of its reorganization plan on January 31, 2000), the ratio of the price of the Publicly Held Shares to the price of the shares of Purchaser Common Stock ranged from a high of
         1.15 to a low of 0.62, with a mean and a median of 0.79.

  (ix) Liquidity and Trading Volume. The Special Committee considered the fact that historically there has been relatively low trading volume of the Publicly Held Shares and that tendering Shares in the Offer would result in increased liquidity for the Public Shareholders because tendering Public Shareholders would receive shares of Purchaser Common Stock which, relative to the Publicly Held Shares, have had a significantly greater historic trading volume. In this regard, the Special Committee noted the limited trading volume of the Publicly Held Shares on the AMEX, as evidenced by its average monthly trading volume (approximately 912,000 Shares per month over the twelve months prior to January 28, 2000, the last trading day prior to the first public announcement of the Offer), and the limited public float of such shares resulting from the majority ownership of the Company by the Purchaser. The Special Committee compared this to the trading volume of the shares of Purchaser Common Stock on the NYSE, as evidenced by its average monthly trading volume (approximately 11,600,000 shares per month over the twelve months prior to January 28, 2000).

  (x) Fairness Opinion. The Special Committee considered the opinion of Tucker Anthony, delivered to the Special Committee on May 5, 2000, that as of such date and based upon and subject to the limitations set forth therein, the Exchange Ratio of 0.85 per Share was fair, from a financial point of view, to the Public Shareholders (a copy of such opinion is attached hereto as Schedule I to this Schedule 14D-9 and is incorporated herein by reference).

  (xi) Inability to Negotiate Offer Price and "Shop" the Company. The Special Committee considered the fact that the Purchaser was not willing to negotiate the Exchange Ratio, did not "shop" the Company to prospective purchasers and did not authorize the Special Committee to explore other strategic alternatives that might enhance or maximize shareholder value for the Public Shareholders. The Special Committee noted that receiving actual offers from unaffiliated third parties might have been another means by which to determine the value of the Publicly Held Shares.

  (xii) Availability of Dissenters' Appraisal Rights. The Special Committee considered the fact that Public Shareholders who do not tender their Shares in the Offer will have dissenters' appraisal rights under Delaware law in connection with the merger of the Company with the Purchaser. However, Public Shareholders who exercise their appraisal rights may receive more or less for their Publicly Held Shares than the value of the shares of Purchaser Common Stock they would otherwise have received had they tendered their Shares in the Offer.

  (xiii) Alternative Squeeze-Out Structures. The Special Committee considered the fact that the Purchaser could have pursued, and could pursue if the Offer is not successful, a "long-form" merger pursuant to which it could cause the Company to call a special meeting of shareholders for the purpose of seeking the approval of a merger of the Company and the Purchaser, at which meeting the Purchaser would have sufficient votes to obtain such approval. If the Offer is not successful, the Purchaser also may make open market or privately negotiated purchases of Publicly Held Shares to the extent necessary in order for the Purchaser to own at least 90% of the total outstanding Shares and therefore effect a "short-form" merger.

   In view of the variety of factors considered by the Special Committee, the Special Committee did not find it practicable to and did not assign relative weights to the factors set forth above. Rather, the Special Committee reached its determination based on the totality of the circumstances and the advice presented to it by its legal and financial advisors.

   In analyzing the Offer, the Special Committee was assisted and advised by representatives of Tucker Anthony and the Special Committee's legal counsel, who reviewed various financial, legal and other considerations with the Special Committee. The full text of the written opinion of Tucker Anthony, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Tucker Anthony in arriving at its opinion, is attached as Schedule I to this
Schedule 14D-9 and is incorporated herein by reference. Public Shareholders are urged to, and should, read such opinion carefully and in its entirety. The opinion was provided for the information and assistance of the Special Committee in connection with its consideration of the Offer. Such opinion addresses only the fairness, from a financial point of view, of the Exchange Ratio to the Public Shareholders and does not constitute a recommendation to any such holder as to whether or not to tender Publicly Held Shares in the Offer.

 Opinion of Financial Advisor

   The Special Committee retained Tucker Anthony in April 2000 to act as its financial advisor and to render an opinion to the Special Committee as to whether the Exchange Ratio as provided for in the Offer is fair, from a financial point of view, to the Public Shareholders.

   The Special Committee selected Tucker Anthony for a number of reasons, including its knowledge of the industry segments in which the Company conducts its business and its experience and reputation in the area of valuation and financial advisory work generally, and in relation to transactions of the size and nature of the proposed transaction specifically. Tucker Anthony is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, private placements and valuations for corporate and other purposes. From time to time, Tucker Anthony and its affiliates may hold long or short positions in the Common Stock or the Purchaser Common Stock.

   Tucker Anthony rendered its written opinion to the Special Committee on May 5, 2000, to the effect that, as of that date, the Exchange Ratio was fair, from a financial point of view, to the Public Shareholders. Tucker Anthony has not been requested to, and will not, update its opinion unless the Special Committee requests such an update. The Special Committee has advised Tucker Anthony that it will not seek an update to the fairness opinion unless:

  . there is a material modification to the terms of the proposed consideration or other material amendment to the Offer that the Special Committee determines would be reasonably likely to impact the overall fairness of the Exchange Ratio to the Public Shareholders; or

  . a material event occurs that the Special Committee determines would be reasonably likely to affect Tucker Anthony's opinion if the opinion was reissued taking into account such event.

   The Special Committee has informed Tucker Anthony that, as of the date of this Schedule 14D-9, there has been no change in the terms of the proposed consideration and there has been no material event that the Special Committee believes could affect Tucker Anthony's opinion since Tucker Anthony rendered such opinion.

   The full text of the written opinion of Tucker Anthony dated May 5, 2000, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Tucker Anthony in rendering its opinion, is attached as Schedule I to this Schedule 14D-9 and is incorporated herein by reference. The Tucker Anthony opinion is directed to the Special Committee and relates only to the fairness, from a financial point of view, of the Exchange Ratio to the Public Shareholders, and does not constitute a recommendation to any of the Public Shareholders as to whether or not they should accept the Offer and tender their Shares. The summary of Tucker Anthony's opinion set forth below is qualified in its entirety by reference to the full text of the written opinion attached hereto as Schedule
I. Public Shareholders are urged to read the entire opinion carefully.

   In conducting its investigation and analysis and in arriving at its opinion, Tucker Anthony reviewed the information and took into account such financial and economic factors as it deemed relevant and material under the circumstances. The material actions Tucker Anthony undertook in its analysis were as follows:

  . reviewed internal financial information concerning (including certain financial projections, as described below) the business and operations of the Company, the Purchaser, Thermo Fibertek Inc. ("Fibertek"), and the Purchaser's biomedical products business ("Biomedical") that was furnished to Tucker Anthony by the respective management of those organizations for purposes of its analysis, as well as publicly available information, including but not limited to, the Company's and the Purchaser's recent filings with the Commission;

  .  reviewed the Offer as set forth in the Registration Statement;

  . reviewed the Purchaser's assets to be sold and its management's estimates of the aggregate net cash to be received;

  . compared the historical market prices and trading activity of the Common Stock and the Purchaser Common Stock with those of other publicly traded companies that Tucker Anthony deemed relevant;

  . compared the financial position and operating results of the Company, the Purchaser, Fibertek and Biomedical with those of other publicly traded companies that Tucker Anthony deemed relevant;

  . compared the proposed financial terms of the Offer with the nature and financial terms of acquisitions of remaining minority interests, purchases of minority interests and other merger and acquisition transactions and other business combinations that Tucker Anthony deemed relevant; and

  . held discussions with members of the Company's, the Purchaser's, Fibertek's and Biomedical's respective senior management concerning each organization's historical and current financial condition and operating results, as well as the future prospects of each entity.

   Tucker Anthony also reviewed relevant industry market research studies, company research reports, key economic and market indicators, and general stock market performance. Other than as set forth above, Tucker Anthony did not review any additional information in preparing its opinion that, independently, was material to its analysis. As a part of its engagement, Tucker Anthony was not requested to, and did not, solicit third party indications of interest in a potential acquisition of the Company. The Special Committee did not place any limitation upon Tucker Anthony with respect to the procedures followed or factors considered by Tucker Anthony in rendering its opinion.

   In arriving at its opinion, Tucker Anthony assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to Tucker Anthony by, or on behalf of, the Company and the Purchaser, and did not independently verify that information. Tucker Anthony assumed, with the Special Committee's consent, that:

  . all material assets and liabilities (contingent or otherwise, known or unknown) of the Company and the Purchaser are as set forth in their respective financial statements;

  . obtaining all regulatory and other approvals and third party consents required for consummation of the Offer and the Merger would not have a material effect on the anticipated benefits of the transaction; and

  . the Offer and the Merger would be consummated in accordance with the terms set forth in the Prospectus without any amendment thereto and without waiver by the Company or the Purchaser of any of the conditions to their respective obligations thereunder.

   In performing its analysis, Tucker Anthony was given access to and relied upon financial projections for fiscal 2000 and made certain financial assumptions for fiscal 2001, 2002, 2003, 2004, and 2005 for each of the Company, the Purchaser, Fibertek and Biomedical based on discussions with management of these companies and organizations (collectively the "Projections"). Tucker Anthony assumed that the Projections examined by it were reasonably prepared based upon the best available estimates and good faith judgments of the senior management of each organization as to the future performance of such organization. For information concerning the Projections, see "Financial Projections" below on pages 22 through 23. Tucker Anthony's opinion did not predict or take into account any possible economic, monetary or other changes which may occur, or information which may become available, after the date of the opinion. Furthermore, Tucker Anthony expressed no opinion as to the price or trading range at which any of the Company's or the Purchaser's securities (including the Common Stock and the Purchaser Common Stock) will trade following the date of the opinion.

   The following is a summary of the material financial analyses performed by Tucker Anthony in connection with rendering its opinion.

   Implied Historical Exchange Ratio Analysis. Tucker Anthony performed an analysis of the implied historical exchange ratio based on the closing market price per share of the Common Stock relative to the closing market price per share of Purchaser Common Stock for each trading day from January 29, 1999 to March 7, 2000. Tucker Anthony noted that the Purchaser made a public announcement regarding its reorganization with respect to the Company on January 31, 2000. Furthermore, the Purchaser announced the Exchange Ratio on March 8, 2000. The following chart presents these historical share prices:

[Included is a chart presenting a graph of the historical stock prices of Common Stock and Purchaser Common Stock from January 29, 1999 to March 7, 2000. Included are the words: Historical Stock Prices of Thermo Instruments Systems Inc. and Thermo Electron Corporation January 29, 1999 to March 7, 2000; Thermo Instrument Systems Inc.; -- Thermo Electron Corporation January 28, 2000; announcement of Thermo Electron restructuring plan.]


                             [GRAPH APPEARS HERE]

                               Actual Stock Price Comparison Graph
                            Daily: January 29, 1999 to March 7, 2000
--------------------------------------------------------------------------------------------------
       Date            Thermo Instrument Systems, Inc.              Thermo Electron Corp.
     1/29/99                        16.625                                  16.63
      2/1/99                          17                                    16.63
      2/2/99                       16.6875                                  16.31
      2/3/99                       16.8125                                  16.5
      2/4/99                       17.0625                                   16
      2/5/99                       17.0625                                  15.75
      2/8/99                       17.0625                                  15.5
      2/9/99                          17                                    15.13
     2/10/99                       17.0625                                  14.94
     2/11/99                       17.0625                                  15.06
     2/12/99                          17                                    14.94
     2/16/99                         16.5                                   14.5
     2/17/99                       16.0625                                  13.75
     2/18/99                          16                                    13.75
     2/19/99                       16.0625                                   14
     2/22/99                       15.6875                                   14
     2/23/99                        15.25                                   13.94
     2/24/99                       15.3125                                  13.88
     2/25/99                        15.25                                   13.94
     2/26/99                       14.8125                                  13.81
      3/1/99                       14.5625                                  13.69
      3/2/99                         14.5                                   13.69
      3/3/99                        14.375                                  13.63
      3/4/99                         14.5                                   13.88
      3/5/99                         14.5                                   13.94
      3/8/99                        14.625                                  14.31
      3/9/99                       14.5625                                  13.94
     3/10/99                       14.5625                                  14.13
     3/11/99                        14.875                                  14.38
     3/12/99                       14.6875                                  14.19
     3/15/99                        14.75                                    14
     3/16/99                       14.5625                                  14.88
     3/17/99                        14.625                                  14.5
     3/18/99                       14.5625                                  14.13
     3/19/99                         14.5                                   14.38
     3/22/99                        14.125                                  14.13
     3/23/99                        13.625                                  13.75
     3/24/99                        14.125                                  13.81
     3/25/99                        14.25                                   13.94
     3/26/99                       14.4375                                  13.88
     3/29/99                         14.5                                   14.06
     3/30/99                        14.25                                   13.63
     3/31/99                       14.4375                                  13.56
      4/1/99                       14.3125                                  13.5
      4/5/99                        14.125                                  13.88
      4/6/99                        13.375                                  13.88
      4/7/99                        13.375                                  13.56
      4/8/99                        13.375                                  13.25
      4/9/99                       13.6875                                  12.81
     4/12/99                       13.5625                                  13.19
     4/13/99                       12.8125                                  13.13
     4/14/99                        12.75                                   12.75
     4/15/99                        12.625                                  12.69
     4/16/99                       12.6875                                  14.25
     4/19/99                        12.625                                  14.06
     4/20/99                       12.4375                                  14.63
     4/21/99                        12.375                                  14.69
     4/22/99                       12.4375                                  14.56
     4/23/99                        12.625                                  14.75
     4/26/99                       12.4375                                  15.31
     4/27/99                         12.5                                    15
     4/28/99                        12.625                                   15
     4/29/99                       12.5625                                  15.63
     4/30/99                          13                                    16.06
      5/3/99                         13.5                                   16.19
      5/4/99                        13.25                                   16.25
      5/5/99                       13.3125                                  16.75
      5/6/99                       13.3125                                  16.56
      5/7/99                        13.75                                   17.44
     5/10/99                          14                                    18.31
     5/11/99                         14.5                                   19.5
     5/12/99                         14.5                                   18.94
     5/13/99                       14.6875                                  18.69
     5/14/99                         14.5                                   18.25
     5/17/99                       14.3125                                  18.25
     5/18/99                        14.25                                   18.69
     5/19/99                       15.0625                                   19
     5/20/99                       15.3125                                  19.56
     5/21/99                         15.5                                   19.63
     5/24/99                       15.4375                                  19.38
     5/25/99                       14.9375                                  19.13
     5/26/99                       14.8125                                  19.19
     5/27/99                         14.5                                   19.06
     5/28/99                        14.375                                  19.13
      6/1/99                        14.125                                   19
      6/2/99                        14.375                                   19
      6/3/99                        14.875                                  18.94
      6/4/99                        14.625                                  19.44
      6/7/99                       14.3125                                  19.38
      6/8/99                        14.125                                  19.19
      6/9/99                       14.3125                                  18.88
     6/10/99                        14.625                                  19.06
     6/11/99                       14.5625                                  18.69
     6/14/99                        14.75                                   18.5
     6/15/99                          15                                    18.69
     6/16/99                       15.0625                                  18.75
     6/17/99                       14.8125                                  18.81
     6/18/99                          15                                    18.88
     6/21/99                        15.125                                  18.63
     6/22/99                       15.0625                                  18.88
     6/23/99                       15.1875                                  18.81
     6/24/99                       15.1875                                  18.88
     6/25/99                       15.0625                                   19
     6/28/99                       14.6875                                  19.25
     6/29/99                       14.8125                                  19.44
     6/30/99                          16                                    20.06
      7/1/99                       16.3125                                  19.88
      7/2/99                        16.875                                  19.75
      7/6/99                        16.875                                  19.63
      7/7/99                       16.4375                                  19.44
      7/8/99                       16.1875                                  19.5
      7/9/99                        16.375                                  19.44
     7/12/99                        16.125                                  19.44
     7/13/99                       15.5625                                  19.13
     7/14/99                       15.5625                                   19
     7/15/99                        15.75                                   19.25
     7/16/99                       15.6875                                  19.25
     7/19/99                        15.625                                  19.13
     7/20/99                       15.0625                                  18.75
     7/21/99                        15.25                                   18.88
     7/22/99                        14.75                                   18.44
     7/23/99                        14.375                                  18.44
     7/26/99                        14.375                                  18.06
     7/27/99                        14.375                                  18.06
     7/28/99                       14.4375                                  17.75
     7/29/99                        14.25                                   17.63
     7/30/99                         14.5                                   17.19
      8/2/99                       13.9375                                  16.94
      8/3/99                        13.375                                  16.88
      8/4/99                       13.4375                                  16.69
      8/5/99                        13.375                                  16.69
      8/6/99                       13.5625                                  16.63
      8/9/99                        13.625                                  16.94
     8/10/99                       13.5625                                  16.75
     8/11/99                        13.625                                  16.25
     8/12/99                        13.625                                  16.56
     8/13/99                       13.6875                                  16.69
     8/16/99                       13.6875                                  16.88
     8/17/99                        13.625                                  16.38
     8/18/99                        13.375                                  16.19
     8/19/99                       13.5625                                  16.13
     8/20/99                         13.5                                    16
     8/23/99                         13.5                                   16.06
     8/24/99                          13                                    16.06
     8/25/99                       12.1875                                  16.81
     8/26/99                       11.9375                                  16.31
     8/27/99                       11.9375                                  15.88
     8/30/99                        11.125                                  15.56
     8/31/99                        11.125                                  15.88
      9/1/99                       11.0625                                  15.75
      9/2/99                        11.125                                  15.88
      9/3/99                        10.75                                   15.88
      9/7/99                       10.5625                                  15.94
      9/8/99                       11.0625                                  15.75
      9/9/99                       12.4375                                  15.75
     9/10/99                          12                                    15.88
     9/13/99                       11.9375                                  15.63
     9/14/99                        11.75                                   15.38
     9/15/99                        11.625                                   15
     9/16/99                         11.5                                   15.13
     9/17/99                        11.625                                  15.13
     9/20/99                       11.6875                                  14.88
     9/21/99                       11.8125                                  14.63
     9/22/99                          12                                    14.31
     9/23/99                        11.625                                  14.31
     9/24/99                       11.6875                                  13.5
     9/27/99                       11.4375                                  13.69
     9/28/99                       11.0625                                  13.44
     9/29/99                       10.9375                                  13.44
     9/30/99                       10.6875                                  13.44
     10/1/99                        10.625                                  13.56
     10/4/99                       10.5625                                  13.94
     10/5/99                        10.625                                  13.63
     10/6/99                         10.5                                   13.94
     10/7/99                        10.25                                   13.75
     10/8/99                       10.5625                                  13.94
     10/11/99                       10.75                                   13.94
     10/12/99                       10.625                                  13.69
     10/13/99                       10.375                                  13.63
     10/14/99                       10.125                                  13.38
     10/15/99                       9.8125                                  13.31
     10/18/99                       9.3125                                  13.44
     10/19/99                       9.4375                                  13.06
     10/20/99                       9.1875                                  13.25
     10/21/99                        8.25                                   13.25
     10/22/99                         9                                     13.25
     10/25/99                       8.9375                                  13.19
     10/26/99                       9.5625                                  13.25
     10/27/99                       9.4375                                   13
     10/28/99                      10.0625                                  13.31
     10/29/99                        9.5                                    13.5
     11/1/99                        9.875                                   13.63
     11/2/99                       10.3125                                  14.06
     11/3/99                        10.625                                  14.13
     11/4/99                        10.75                                   14.13
     11/5/99                         10.5                                    14
     11/8/99                       10.5625                                   14
     11/9/99                       10.8125                                  13.88
     11/10/99                      10.9375                                  13.94
     11/11/99                       10.875                                  13.75
     11/12/99                      11.0625                                  13.75
     11/15/99                         11                                    13.63
     11/16/99                       10.875                                  13.63
     11/17/99                         11                                    13.69
     11/18/99                       11.25                                   14.31
     11/19/99                      11.6875                                  14.44
     11/22/99                      11.6875                                  14.5
     11/23/99                      11.6875                                  14.75
     11/24/99                      11.6875                                  14.75
     11/26/99                       11.875                                  14.63
     11/29/99                       11.625                                  14.69
     11/30/99                      11.8125                                   15
     12/1/99                        12.25                                   15.5
     12/2/99                          12                                    15.5
     12/3/99                        11.875                                  15.75
     12/6/99                       11.6875                                  15.88
     12/7/99                         11.5                                   15.81
     12/8/99                        11.375                                  15.5
     12/9/99                        11.25                                   15.5
     12/10/99                      11.4375                                  15.5
     12/13/99                      11.5625                                  15.19
     12/14/99                       11.875                                  15.44
     12/15/99                      11.9375                                   15
     12/16/99                        12.5                                    15
     12/17/99                       12.25                                   14.44
     12/20/99                       11.625                                   14
     12/21/99                       11.125                                   14
     12/22/99                       11.25                                   14.13
     12/23/99                      11.1875                                  14.94
     12/27/99                      11.0625                                  15.13
     12/28/99                       11.125                                   15
     12/29/99                       11.125                                  15.13
     12/30/99                      11.0625                                  15.06
     12/31/99                       11.125                                   15
      1/3/00                        11.125                                   15
      1/4/00                         10.5                                   14.44
      1/5/00                         10.5                                   14.56
      1/6/00                        11.125                                  14.56
      1/7/00                          11                                    14.75
     1/10/00                          11                                    14.63
     1/11/00                          11                                    14.75
     1/12/00                        11.375                                  14.38
     1/13/00                        11.875                                  14.88
     1/14/00                        11.875                                  14.63
     1/18/00                        13.125                                  14.44
     1/19/00                        13.375                                  14.25
     1/20/00                       15.3125                                  14.5
     1/21/00                        16.625                                  14.44
     1/24/00                       15.8125                                  14.63
     1/25/00                       16.6875                                  14.75
     1/26/00                       15.3125                                  15.56
     1/27/00                         15.5                                   16.5
     1/28/00                       15.6875                                  16.25
     1/31/00                          16                                    17.31
      2/1/00                       16.0625                                  17.69
      2/2/00                       15.8125                                  17.38
      2/3/00                       16.3125                                  17.56
      2/4/00                        16.875                                  17.44
      2/7/00                        16.875                                  17.44
      2/8/00                        16.75                                   16.88
      2/9/00                         16.5                                   16.56
     2/10/00                       16.4375                                  16.25
     2/11/00                        19.375                                  16.13
     2/14/00                         18.5                                   16.38
     2/15/00                       18.1875                                  16.63
     2/16/00                        18.25                                   16.44
     2/17/00                       18.3125                                  15.94
     2/18/00                       18.4375                                  15.69
     2/22/00                        16.625                                  16.5
     2/23/00                       16.9375                                  16.38
     2/24/00                       17.0625                                  16.06
     2/25/00                        16.75                                   15.56
     2/28/00                        16.25                                   15.63
     2/29/00                       16.0625                                  15.63
      3/1/00                        16.375                                  17.25
      3/2/00                        18.625                                  20.13
      3/3/00                         19.5                                   21.94
      3/6/00                        19.375                                  21.56
      3/7/00                       19.9375                                   24

   The following chart and table present the historical relationship of the stock prices of the Company and the Purchaser from January 29, 1999 to March 7, 2000. The relationship in the chart is based on the daily closing stock price of each company. This analysis yields daily implied historical exchange ratios during this period that compare to the Exchange Ratio of 0.85. The table highlights the historical exchange ratio statistics for eight periods in time: twelve, nine, six, and three months prior to both the announcement of the Purchaser's restructuring on January 31, 2000 and the announcement of the Exchange Ratio on March 8, 2000.

[Included is a chart presenting a graph of the historical relationship of the prices of Common Stock and Purchaser Common Stock from January 29, 1999 to March 7, 2000 based on the daily closing stock price of the Company and the Purchaser. Included are the words: Implied Historical Ratio of Daily Share Prices, January 29, 1999 to March 7, 2000; Ratio of THI/TMO Stock Prices; Exchange Ratio 0.85; January 28, 2000 announcement of Thermo Electron restructuring plan; THI = Thermo Systems Inc.; TMO = Thermo Electron Corporation]

                             [GRAPH APPEARS HERE]

                           Stock Price Ratio Graph
                   Daily: January 29, 1999 to March 7, 2000
-------------------------------------------------------------------------------
           Date                Ratio of THI/TMO         Exchange Ratio 0.85
         1/29/99                       1                       0.85
          2/1/99                  1.022556391                  0.85
          2/2/99                  1.022988506                  0.85
          2/3/99                  1.018939394                  0.85
          2/4/99                  1.06640625                   0.85
          2/5/99                  1.083333333                  0.85
          2/8/99                  1.100806452                  0.85
          2/9/99                  1.123966942                  0.85
         2/10/99                  1.142259414                  0.85
         2/11/99                  1.132780083                  0.85
         2/12/99                  1.138075314                  0.85
         2/16/99                  1.137931034                  0.85
         2/17/99                  1.168181818                  0.85
         2/18/99                  1.163636364                  0.85
         2/19/99                  1.147321429                  0.85
         2/22/99                  1.120535714                  0.85
         2/23/99                  1.094170404                  0.85
         2/24/99                  1.103603604                  0.85
         2/25/99                  1.094170404                  0.85
         2/26/99                  1.07239819                   0.85
          3/1/99                  1.063926941                  0.85
          3/2/99                  1.059360731                  0.85
          3/3/99                  1.055045872                  0.85
          3/4/99                  1.045045045                  0.85
          3/5/99                  1.040358744                  0.85
          3/8/99                  1.021834061                  0.85
          3/9/99                  1.044843049                  0.85
         3/10/99                  1.030973451                  0.85
         3/11/99                  1.034782609                  0.85
         3/12/99                  1.035242291                  0.85
         3/15/99                  1.053571429                  0.85
         3/16/99                  0.978991597                  0.85
         3/17/99                  1.00862069                   0.85
         3/18/99                  1.030973451                  0.85
         3/19/99                  1.008695652                  0.85
         3/22/99                       1                       0.85
         3/23/99                  0.990909091                  0.85
         3/24/99                  1.022624434                  0.85
         3/25/99                  1.022421525                  0.85
         3/26/99                  1.040540541                  0.85
         3/29/99                  1.031111111                  0.85
         3/30/99                  1.04587156                   0.85
         3/31/99                  1.064516129                  0.85
          4/1/99                  1.060185185                  0.85
          4/5/99                  1.018018018                  0.85
          4/6/99                  0.963963964                  0.85
          4/7/99                  0.986175115                  0.85
          4/8/99                  1.009433962                  0.85
          4/9/99                  1.068292683                  0.85
         4/12/99                  1.028436019                  0.85
         4/13/99                  0.976190476                  0.85
         4/14/99                       1                       0.85
         4/15/99                  0.995073892                  0.85
         4/16/99                  0.890350877                  0.85
         4/19/99                  0.897777778                  0.85
         4/20/99                  0.85042735                   0.85
         4/21/99                  0.842553191                  0.85
         4/22/99                  0.854077253                  0.85
         4/23/99                  0.855932203                  0.85
         4/26/99                  0.812244898                  0.85
         4/27/99                  0.833333333                  0.85
         4/28/99                  0.841666667                  0.85
         4/29/99                     0.804                     0.85
         4/30/99                  0.809338521                  0.85
          5/3/99                  0.833976834                  0.85
          5/4/99                  0.815384615                  0.85
          5/5/99                  0.794776119                  0.85
          5/6/99                  0.803773585                  0.85
          5/7/99                  0.788530466                  0.85
         5/10/99                  0.764505119                  0.85
         5/11/99                  0.743589744                  0.85
         5/12/99                  0.765676568                  0.85
         5/13/99                  0.785953177                  0.85
         5/14/99                  0.794520548                  0.85
         5/17/99                  0.784246575                  0.85
         5/18/99                  0.762541806                  0.85
         5/19/99                  0.792763158                  0.85
         5/20/99                  0.782747604                  0.85
         5/21/99                  0.789808917                  0.85
         5/24/99                  0.796774194                  0.85
         5/25/99                  0.781045752                  0.85
         5/26/99                  0.771986971                  0.85
         5/27/99                  0.760655738                  0.85
         5/28/99                  0.751633987                  0.85
          6/1/99                  0.743421053                  0.85
          6/2/99                  0.756578947                  0.85
          6/3/99                  0.785478548                  0.85
          6/4/99                  0.752411576                  0.85
          6/7/99                  0.738709677                  0.85
          6/8/99                  0.736156352                  0.85
          6/9/99                  0.758278146                  0.85
         6/10/99                  0.767213115                  0.85
         6/11/99                  0.779264214                  0.85
         6/14/99                  0.797297297                  0.85
         6/15/99                  0.802675585                  0.85
         6/16/99                  0.803333333                  0.85
         6/17/99                  0.787375415                  0.85
         6/18/99                  0.794701987                  0.85
         6/21/99                  0.812080537                  0.85
         6/22/99                  0.798013245                  0.85
         6/23/99                  0.80730897                   0.85
         6/24/99                  0.804635762                  0.85
         6/25/99                  0.792763158                  0.85
         6/28/99                  0.762987013                  0.85
         6/29/99                  0.762057878                  0.85
         6/30/99                  0.797507788                  0.85
          7/1/99                  0.820754717                  0.85
          7/2/99                  0.85443038                   0.85
          7/6/99                  0.859872611                  0.85
          7/7/99                  0.845659164                  0.85
          7/8/99                  0.830128205                  0.85
          7/9/99                  0.84244373                   0.85
         7/12/99                  0.829581994                  0.85
         7/13/99                  0.81372549                   0.85
         7/14/99                  0.819078947                  0.85
         7/15/99                  0.818181818                  0.85
         7/16/99                  0.814935065                  0.85
         7/19/99                  0.816993464                  0.85
         7/20/99                  0.803333333                  0.85
         7/21/99                  0.80794702                   0.85
         7/22/99                      0.8                      0.85
         7/23/99                  0.779661017                  0.85
         7/26/99                  0.795847751                  0.85
         7/27/99                  0.795847751                  0.85
         7/28/99                  0.813380282                  0.85
         7/29/99                  0.808510638                  0.85
         7/30/99                  0.843636364                  0.85
          8/2/99                  0.822878229                  0.85
          8/3/99                  0.792592593                  0.85
          8/4/99                  0.805243446                  0.85
          8/5/99                  0.801498127                  0.85
          8/6/99                  0.815789474                  0.85
          8/9/99                  0.804428044                  0.85
         8/10/99                  0.809701493                  0.85
         8/11/99                  0.838461538                  0.85
         8/12/99                  0.822641509                  0.85
         8/13/99                  0.820224719                  0.85
         8/16/99                  0.811111111                  0.85
         8/17/99                  0.832061069                  0.85
         8/18/99                  0.826254826                  0.85
         8/19/99                  0.841085271                  0.85
         8/20/99                    0.84375                    0.85
         8/23/99                  0.840466926                  0.85
         8/24/99                  0.809338521                  0.85
         8/25/99                  0.724907063                  0.85
         8/26/99                  0.731800766                  0.85
         8/27/99                  0.751968504                  0.85
         8/30/99                  0.714859438                  0.85
         8/31/99                  0.700787402                  0.85
          9/1/99                  0.702380952                  0.85
          9/2/99                  0.700787402                  0.85
          9/3/99                  0.677165354                  0.85
          9/7/99                  0.662745098                  0.85
          9/8/99                  0.702380952                  0.85
          9/9/99                  0.78968254                   0.85
         9/10/99                  0.755905512                  0.85
         9/13/99                     0.764                     0.85
         9/14/99                  0.764227642                  0.85
         9/15/99                     0.775                     0.85
         9/16/99                  0.760330579                  0.85
         9/17/99                  0.768595041                  0.85
         9/20/99                  0.785714286                  0.85
         9/21/99                  0.807692308                  0.85
         9/22/99                  0.838427948                  0.85
         9/23/99                  0.812227074                  0.85
         9/24/99                  0.865740741                  0.85
         9/27/99                  0.835616438                  0.85
         9/28/99                  0.823255814                  0.85
         9/29/99                  0.813953488                  0.85
         9/30/99                  0.795348837                  0.85
         10/1/99                  0.783410138                  0.85
         10/4/99                  0.757847534                  0.85
         10/5/99                  0.779816514                  0.85
         10/6/99                  0.753363229                  0.85
         10/7/99                  0.745454545                  0.85
         10/8/99                  0.757847534                  0.85
         10/11/99                 0.771300448                  0.85
         10/12/99                 0.776255708                  0.85
         10/13/99                 0.76146789                   0.85
         10/14/99                 0.757009346                  0.85
         10/15/99                 0.737089202                  0.85
         10/18/99                 0.693023256                  0.85
         10/19/99                 0.722488038                  0.85
         10/20/99                 0.693396226                  0.85
         10/21/99                 0.622641509                  0.85
         10/22/99                 0.679245283                  0.85
         10/25/99                 0.677725118                  0.85
         10/26/99                 0.721698113                  0.85
         10/27/99                 0.725961538                  0.85
         10/28/99                 0.755868545                  0.85
         10/29/99                 0.703703704                  0.85
         11/1/99                  0.724770642                  0.85
         11/2/99                  0.733333333                  0.85
         11/3/99                  0.752212389                  0.85
         11/4/99                  0.761061947                  0.85
         11/5/99                     0.75                      0.85
         11/8/99                  0.754464286                  0.85
         11/9/99                  0.779279279                  0.85
         11/10/99                 0.784753363                  0.85
         11/11/99                 0.790909091                  0.85
         11/12/99                 0.804545455                  0.85
         11/15/99                 0.80733945                   0.85
         11/16/99                 0.798165138                  0.85
         11/17/99                 0.803652968                  0.85
         11/18/99                 0.786026201                  0.85
         11/19/99                 0.80952381                   0.85
         11/22/99                 0.806034483                  0.85
         11/23/99                 0.792372881                  0.85
         11/24/99                 0.792372881                  0.85
         11/26/99                 0.811965812                  0.85
         11/29/99                 0.791489362                  0.85
         11/30/99                   0.7875                     0.85
         12/1/99                  0.790322581                  0.85
         12/2/99                  0.774193548                  0.85
         12/3/99                  0.753968254                  0.85
         12/6/99                  0.736220472                  0.85
         12/7/99                  0.727272727                  0.85
         12/8/99                  0.733870968                  0.85
         12/9/99                  0.725806452                  0.85
         12/10/99                 0.737903226                  0.85
         12/13/99                 0.761316872                  0.85
         12/14/99                 0.769230769                  0.85
         12/15/99                 0.795833333                  0.85
         12/16/99                 0.833333333                  0.85
         12/17/99                 0.848484848                  0.85
         12/20/99                 0.830357143                  0.85
         12/21/99                 0.794642857                  0.85
         12/22/99                 0.796460177                  0.85
         12/23/99                 0.748953975                  0.85
         12/27/99                 0.731404959                  0.85
         12/28/99                 0.741666667                  0.85
         12/29/99                 0.73553719                   0.85
         12/30/99                 0.734439834                  0.85
         12/31/99                 0.741666667                  0.85
          1/3/00                  0.741666667                  0.85
          1/4/00                  0.727272727                  0.85
          1/5/00                  0.721030043                  0.85
          1/6/00                  0.763948498                  0.85
          1/7/00                  0.745762712                  0.85
         1/10/00                  0.752136752                  0.85
         1/11/00                  0.745762712                  0.85
         1/12/00                  0.791304348                  0.85
         1/13/00                  0.798319328                  0.85
         1/14/00                  0.811965812                  0.85
         1/18/00                  0.909090909                  0.85
         1/19/00                  0.938596491                  0.85
         1/20/00                  1.056034483                  0.85
         1/21/00                  1.151515152                  0.85
         1/24/00                  1.081196581                  0.85
         1/25/00                  1.131355932                  0.85
         1/26/00                  0.983935743                  0.85
         1/27/00                  0.939393939                  0.85
         1/28/00                  0.965384615                  0.85
         1/31/00                  0.924187726                  0.85
          2/1/00                  0.908127208                  0.85
          2/2/00                  0.910071942                  0.85
          2/3/00                  0.928825623                  0.85
          2/4/00                  0.967741935                  0.85
          2/7/00                  0.967741935                  0.85
          2/8/00                  0.992592593                  0.85
          2/9/00                  0.996226415                  0.85
         2/10/00                  1.011538462                  0.85
         2/11/00                  1.201550388                  0.85
         2/14/00                  1.129770992                  0.85
         2/15/00                  1.093984962                  0.85
         2/16/00                  1.11026616                   0.85
         2/17/00                  1.149019608                  0.85
         2/18/00                  1.175298805                  0.85
         2/22/00                  1.007575758                  0.85
         2/23/00                  1.034351145                  0.85
         2/24/00                  1.062256809                  0.85
         2/25/00                  1.076305221                  0.85
         2/28/00                     1.04                      0.85
         2/29/00                     1.028                     0.85
          3/1/00                  0.949275362                  0.85
          3/2/00                  0.925465839                  0.85
          3/3/00                  0.888888889                  0.85
          3/6/00                  0.898550725                  0.85
          3/7/00                  0.830729167                  0.85




                       Stock Price Ratio Analysis Table
                  Ratio of THI Share Price to TMO Share Price

                     12 Month 9 Month 6 Month 3 Month
     ------------------------------------------------
      Periods ending on March 7,
       2000
     ------------------------------------------------
      Weighted Avg.    0.82    0.80    0.80    0.89
     ------------------------------------------------
             Median    0.80    0.80    0.79    0.91
     ------------------------------------------------
               Mean    0.84    0.82    0.83    0.90
     ------------------------------------------------
               High    1.20    1.20    1.20    1.20
     ------------------------------------------------
                Low    0.62    0.62    0.62    0.72
     ------------------------------------------------
      Periods ending on January 28,
       2000
     ------------------------------------------------
      Weighted Avg.    0.86    0.78    0.78    0.80
     ------------------------------------------------
             Median    0.80    0.79    0.78    0.79
     ------------------------------------------------
               Mean    0.85    0.79    0.79    0.81
     ------------------------------------------------
               High    1.17    1.15    1.15    1.15
     ------------------------------------------------
                Low    0.62    0.62    0.62    0.70


   An analysis of the exchange ratios for the eight periods yielded a weighted average implied historical exchange ratio ranging from 0.78 to 0.89, with all but two periods (the twelve months prior to the restructuring announcement and the three months prior to the announcement of the Exchange Ratio) being below the Exchange Ratio. The high and low single day implied historical exchange ratios during the period from January 29, 1999 to March 7, 2000 were 1.20 and 0.62, respectively.

   Analysis of the Purchaser's Valuation Premiums. Tucker Anthony calculated the implied equity value per share reflected by the Exchange Ratio relating to the Offer to be $20.40 for each Share, obtained by multiplying the Exchange Ratio of 0.85 by the closing price per share of the Purchaser Common Stock of $24.00 on March 7, 2000. Tucker Anthony compared the premium offered to holders of Common Stock represented by the implied equity value per Share of $20.40 to the closing prices for the Common Stock on the dates four weeks prior, one week prior and one day prior to the March 8, 2000 public announcement of the Exchange Ratio. Tucker Anthony calculated that the implied equity value per Share represented the following premiums to holders of Common
Stock:

  . A premium of 23.6% over the closing price of $16.50 for the Common Stock on February 9, 2000, four weeks prior to the announcement of the Exchange Ratio;

  . A premium of 27.0% over the closing price of $16.06 for the Common Stock on February 29, 2000, one week prior to the announcement of the Exchange Ratio; and

  . A premium of 2.3% over the closing price of $19.94 for the Common Stock on March 7, 2000, one day prior to the announcement of the Exchange Ratio.

   Tucker Anthony also performed an analysis of the implied equity values based on comparable acquisition premiums for minority interest and remaining interest transactions, based upon the Exchange Ratio of 0.85 and the closing market price per share of the Common Stock and the Purchaser Common Stock. Tucker Anthony reviewed comparable transactions in the following categories:
(i) 31 acquisitions between January 1, 1994 and April 24, 2000 of a minority interest (ranging from 10.0% to 29.5%) in a public company that remained a public company following the transaction; and (ii) 16 acquisitions between January 1, 1994 and April 24, 2000 of a remaining minority interest (ranging from 8.0% to 35.1%) in a public company that went private as a result of the transaction. Tucker Anthony noted that the transaction contemplated by the Offer represents an 11.4% remaining minority interest transaction. Tucker Anthony further noted that an acquisition of a minority interest or a remaining minority interest differs from an acquisition of a 100% interest. In a 100% acquisition, the acquiring company purchases control of the subject company and, therefore, the financial terms of the transaction reflect a control premium. The acquisition of a minority interest in, or the remaining minority interest of, a public company does not generally involve a control premium. However, unlike a transaction involving the acquisition of a minority interest, in a transaction involving the acquisition of a remaining minority interest, stockholders do not have the alternative to retain their publicly traded stock in the subject company. Accordingly, premiums paid in remaining interest transactions generally are greater than premiums paid in minority interest transactions. Tucker Anthony's analysis produced the following median premiums over the four-weeks' prior stock price in the comparable transactions as compared to the 23.6% premium in the transaction contemplated by the Offer:

  . the median premium over the stock price four weeks prior to the announcement of the 31 acquisitions of a minority interest in a public company was 12.4%, with a range of 1.6% to 30.1%; and

  . the median premium over the stock price four weeks prior to the announcement of the 16 remaining minority interest transactions was 20.5%, with a range of 1.1% to 64.8%. Tucker Anthony again noted that these transactions are most comparable to the transaction contemplated by the Offer.

   Analysis of Company Valuation Multiples. Tucker Anthony calculated the implied enterprise value of the Company as a result of the Offer to be $2,916 million. The implied enterprise value was obtained by multiplying the implied equity value per Share of $20.40 one day prior to the announcement of the Exchange Ratio by the total number of outstanding Shares of Common Stock, resulting in a value of $2,455 million, and adding the Company's net debt of $461 million (the Company's debt less cash as of December 31, 1999 net of a conversion of a $140 million senior convertible note in February 2000). Tucker Anthony calculated multiples of the Company's implied enterprise value to its latest twelve month ("LTM") sales ("Sales"), its earnings before interest, taxes, depreciation and amortization ("EBITDA") and its earnings before income and taxes ("EBIT"). The calculations resulted in the following:

  . The multiple of the Company's implied enterprise value to its LTM Sales was 1.4x;

  . The multiple of the Company's implied enterprise value to its LTM EBITDA was 9.7x; and

  . The multiple of the Company's implied enterprise value to its LTM EBIT was 13.3x.

   Analysis of Selected Comparable Merger and Acquisition Transactions. Tucker Anthony reviewed three sets of selected acquisition transactions which Tucker Anthony deemed relevant to this transaction. The transactions for each of the three sets were chosen based on a review of the acquired companies that possessed general business, operating and financial characteristics representative of companies in the industries in which the Company, the Purchaser, Fibertek and Biomedical operate. Tucker Anthony noted that none of the selected transactions reviewed was identical to this transaction and that, accordingly, the analysis of comparable acquisition transactions necessarily involves complex consideration and judgments concerning differences in financial and operating characteristics of the Company, the Purchaser, Fibertek and Biomedical and other factors that would affect the acquisition value of comparable transactions including, among others, the general market conditions prevailing in the equity capital markets at the time of such transactions. For each comparable transaction, Tucker Anthony calculated multiples of enterprise value to LTM Sales, LTM EBITDA and LTM EBIT ending December 31, 1999.

   For valuing the Offer:

  . The multiple of implied enterprise value to LTM Sales in this transaction is 1.4x. This compares to the median multiple for the comparable merger and acquisition transactions of 1.3x;

  . The multiple of implied enterprise value to LTM EBITDA in this transaction is 9.7x. This compares to the median multiple for the comparable merger and acquisition transactions of 10.5x; and

  . The multiple of implied enterprise value to LTM EBIT in this transaction is 13.3x. This compares to the median multiple for the comparable merger and acquisition transactions of 12.9x.

   For valuing the Company:

  . The implied enterprise value of the Company based on the median EBIT multiple for the comparable merger and acquisition transactions of 12.9x, December 31, 1999 year end EBIT of $219 million and cash and debt balances from December 31, 1999 of $442 million (net of a conversion of a $140 million senior convertible note in February 2000) and $903 million, respectively, was $18.04 per Share. Tucker Anthony compared this amount to the implied equity value per Share reflected by the Exchange Ratio of $20.40 as of March 7, 2000, the day prior to the Purchaser's announcement of the Exchange Ratio.

   For valuing the Purchaser's on-going operations:

  . The implied enterprise value of the Purchaser based on the median EBIT multiple for the comparable merger and acquisition transactions of 12.9x, December 31, 1999 year end EBIT of $249 million and cash and debt balances from December 31, 1999 of $1,192 million and $1,707 million, respectively, was $14.91 per share of the Purchaser Common Stock.

   For valuing Fibertek:

  . The implied enterprise value of Fibertek based on the median EBIT multiple for the comparable merger and acquisition transactions of 16.6x, December 31, 1999 year end EBIT of $25 million and cash and debt balances from December 31, 1999 of $179 million and $156 million, respectively, was $2.18 per share of the Purchaser Common Stock.

   For valuing Biomedical:

  . The implied enterprise value of Biomedical based on the median EBIT multiple for the comparable merger and acquisition transactions of 15.7x, December 31, 1999 year end EBIT of $51 million and cash and debt balances from December 31, 1999 of $4 million and $53 million, respectively, was $4.19 per share of Purchaser Common Stock.

The sum of these per share implied enterprise values for each of the Purchaser, Fibertek and Biomedical is $21.28 per share. This compares to the implied enterprise value for the Company of $18.04 set forth above, which results in an implied exchange ratio of 0.848 as compared to the Exchange Ratio of 0.85.

   Discounted Cash Flow Analysis. Tucker Anthony performed a discounted cash flow ("DCF") analysis of the Company based upon the Projections. The Projections suggested that the Company would achieve a 20% aggregate revenue growth rate from internal growth and acquisitions for the years 2001 through 2005 and reflect the divestiture of certain non-core businesses in 2000. In such analysis, Tucker Anthony assumed terminal value multiple range of 12.4x to 13.4x EBIT in 2005 (such range was determined based upon multiples of selected merger and acquisition transactions) and discount rates in the range of 12.1% to 13.1%. The discount rates used by Tucker Anthony were selected based upon its calculation of the weighted average cost of capital ("WACC") of the Company. Such analysis produced present values of the Common Stock ranging from $30.64 to $35.37 per Share.

   Tucker Anthony compared the Projections, together with the associated assumptions, to the Company's actual historical results. Tucker Anthony noted that the projected internal growth and profit margins were substantially greater than those realized in historical periods. As a result, Tucker Anthony performed an adjusted DCF analysis of the Company taking into account the possibility that the Company may not be able to achieve the growth and profitability assumptions indicated by the Projections. Tucker Anthony's adjusted case assumptions presumed that the Company would achieve an internal revenue growth rate of 4%, as compared to the 7% internal revenue growth rate in the Projections. These future internal revenue growth rates compared to 3% actual internal revenue growth in 1996, -2% actual internal revenue growth in 1997, -6% actual internal revenue growth in 1998, and -3% actual internal revenue growth in 1999. Tucker Anthony noted that the Company's historical gross margins averaged approximately 46% for the years 1996 through 1999 and adjusted the Projections to conform to the historical level. Similarly, Tucker Anthony noted that the Company's historical EBIT margins averaged approximately 12% for the years 1996 through 1999, compared to a range of 46% to 48% in the Projections, and adjusted the Projections to conform to the historical level. The acquisition revenue in the adjusted case was also adjusted to 50% of the levels assumed in the Projections. Tucker Anthony also assumed that the Company sold certain non-core assets in 2000 which had the effect of increasing the value of such assets in the analysis. The aggregate effect of these adjustments was to reduce the growth in the Company's EBITDA during the period of the Projections from 20.8% to 9.6% in the adjusted case, compared to the Company's actual historic EBITDA growth rate of 4.3% in the most recent three-year period ending December 31, 1999. By applying the same terminal value multiples and discount rates, this analysis produced present values of the Common Stock ranging from $20.30 to $22.87.

   Tucker Anthony also performed a DCF analysis of the continuing operations of the Purchaser based upon the Purchaser's management projections and associated assumptions. The projections for the Purchaser's continuing operations incorporate the Projections for the Company and also include projections for Thermo Sentron Inc. ("Thermo Sentron"), Thermedics Detection Inc. ("Thermedics Detection"), including Orion Research, Inc. ("Orion"), and the presumed sale of certain non-core businesses to be completed in 2000 and 2001. In such analysis, Tucker Anthony assumed a terminal value multiple range of 12.4x to 13.4x EBIT in 2005 and discount rates in the range of 11.6% to 12.6%. The discount rates used by Tucker Anthony were selected based upon its calculation of the WACC of the Purchaser. Such analysis produced present values of Purchaser Common Stock attributable to its continuing operations ranging from $24.67 to $28.37 per share.

   Tucker Anthony also performed an adjusted DCF analysis of the Purchaser, incorporating the adjusted case parameters for the Company described above, as well as the 2000 budget and 2001 to 2005 growth assumptions for Thermo Sentron, Thermedics Detection, including Orion, and the presumed sale of certain non-core businesses to be completed in 2000 and 2001. By applying the same terminal value and discount rates, this analysis produced present values for the Purchaser's Common Stock attributable to its continuing operations ranging from $17.31 to $19.46 per share.

   Tucker Anthony also performed DCF analyses for both Fibertek and Biomedical based upon the Projections. In such analysis for Fibertek, Tucker Anthony assumed terminal value multiples in the range of 16.1x to 17.1x EBIT in the year 2005 (based upon selected merger and acquisition transactions) and discount rates in the range of 12.7% to 13.7% (based upon Tucker Anthony's calculation of the WACC for Fibertek). In such analysis for Biomedical, Tucker Anthony assumed terminal value multiples in the range of 15.2x to 16.2x EBIT in 2005 (based upon selected merger and acquisition transactions) and discount rates in the range of 13.0% to 13.9% (based upon Tucker Anthony's calculation of the WACC for Biomedical). Such analysis produced present values of Purchaser Common Stock attributable to its ownership of Fibertek ranging from $3.84 to $4.22 per share of Purchaser Common Stock. Such analysis produced present values of Purchaser Common Stock attributable to its ownership of Biomedical ranging from $4.67 to $5.17 per share.

   Tucker Anthony also performed adjusted case DCF analyses for Fibertek and Biomedical taking into account the possibility that Fibertek and Biomedical may not be able to achieve the growth and profitability assumptions indicated by the stand-alone management case projections for those organizations. Again, Tucker Anthony adjusted the projected gross margins and EBIT margins to conform to historical levels. By applying the same terminal value multiples and discount rates, Tucker Anthony's analysis produced present values ranging from $3.03 to $3.32 per share of Purchaser Common Stock attributable to its ownership of Fibertek and present values ranging from $4.19 to $4.65 per share of Purchaser Common Stock attributable to its ownership of Biomedical.

   Tucker Anthony then totaled the values of the adjusted case analyses for the Purchaser, Fibertek, and Biomedical to arrive at a range of aggregate present values per share of Purchaser Common Stock. This calculation yielded a range of aggregate present values for the adjusted case analysis of $24.52 to $27.42 per share of Purchaser Common Stock with which Tucker Anthony compared to the adjusted case analysis for the Company that yielded present values of the Common Stock ranging from $20.30 to $22.87 per share. By comparing these two ranges, Tucker Anthony calculated an average implied exchange ratio of approximately 0.83. Tucker Anthony compared this average implied exchange ratio to the 0.85 Exchange Ratio. Furthermore, Tucker Anthony compared the values derived from its adjusted DCF cases to reference data points in its analysis of publicly traded companies set forth below, which were consistent with the values derived from the adjusted DCF cases.

   Analysis of Selected Publicly Traded Companies--The Company. Tucker Anthony reviewed publicly available financial information as of the most recently reported period and stock market information as of May 1, 2000 for publicly traded companies that Tucker Anthony deemed relevant to each of the Company's three business segments: (i) life sciences segment; (ii) measurement and control segment; and (iii) photonics segment. Tucker Anthony compared the Company to the following companies:

Life Sciences Segment

     1)  Beckman Coulter, Inc.            2)  Becton, Dickinson and Company
     3)  Bio-Rad Laboratories, Inc.       4)  Mettler-Toledo International
     5)  Waters Corporation                   Inc.


Measurement and Control Segment

     6)  Emerson Electric Co.             7)  OI Corporation
     8)  Roper Industries, Inc.           9)  Roxboro Group
     10)  TSI Incorporated                11)  Procom Technology, Inc.
     12)  Storage Computer Corporation

Photonics Segment

     13)  Coherent, Inc.                  14)  PerkinElmer, Inc.
     15)  Newport Corporation             16)  Oxford Instruments plc
     17)  Rheometric Scientific           18)  Varian, Inc.
     19)  Veeco Instruments Inc.

For each comparable company and the Company, Tucker Anthony calculated multiples of enterprise value to LTM Sales, LTM EBITDA, and LTM EBIT. Tucker Anthony weighted the comparable multiples based on each segment's contribution to 1999 revenue for the Company. The comparable companies produced multiples and values as follows:

  . LTM Sales median multiple for the comparable public companies of 1.6x compared to 1.5x for the Company.

  . LTM EBITDA median multiple for the comparable companies of 13.2x compared to 10.6x for the Company.

  . LTM EBIT median multiple for the comparable companies of 18.5x compared to 14.6x for the Company.

The closing price on May 1, 2000 for the Common Stock was $17.625. Tucker Anthony noted that this analysis was conducted after the announcement of the Exchange Ratio on March 8, 2000 and after the commencement of the Offer on April 24, 2000. Tucker Anthony believes that the multiples for the Company set forth above have been substantially influenced by such events and are, therefore, not significant to the overall analysis.

   Analysis of Selected Publicly Traded Companies--The Purchaser. Tucker Anthony performed a comparable public companies analysis of the Purchaser. Tucker Anthony noted that each share of Purchaser Common Stock currently represents an interest in (i) the Purchaser's ownership interest in the Company together with the other business units that will comprise the Purchaser's continuing operations; (ii) Fibertek; and (iii) Biomedical.

  (i) Continuing Operations. Tucker Anthony reviewed publicly available financial information as of the most recently reported period and stock market information as of May 1, 2000 for publicly traded companies that Tucker Anthony deemed relevant to the going forward Purchaser business segments: (i) life sciences segment; (ii) measurement and control segment; and (iii) photonics segment. Tucker Anthony noted that, in addition to the Company, Thermo Sentron and Thermedics Detection are part of the Purchaser's continuing operations and assumed certain non-core businesses would be sold. The comparable public companies are the same as those used in the Company analysis because both Thermo Sentron and Thermedics Detection consider their comparable public companies to be a subset of those used for the Company. However, the weighting of comparable multiples based on each segment's contribution to 1999 revenue for the Purchaser differed from that of the Company due to the inclusion of Thermo Sentron and Thermedics Detection. Tucker Anthony compared the Purchaser to the following companies:


    Life Sciences Segment

      1)  Beckman Coulter, Inc.           2)  Becton, Dickinson and Company
      3)  Bio-Rad Laboratories, Inc.          Inc.
      5)  Waters Corporation              4)  Mettler-Toledo International
                                              Inc.

    Measurement and Control Segment


      6)  Emerson Electric Co.            7)  OI Corporation
      8)  Roper Industries, Inc.          9)  Roxboro Group
      10)  TSI Incorporated               11)  Procom Technology, Inc.
      12)  Storage Computer Corporation

    Photonics Segment

      13)  Coherent, Inc.                 14)  PerkinElmer, Inc.
      15)  Newport Corporation            16)  Oxford Instruments plc
      17)  Rheometric Scientific, Inc.    18)  Varian, Inc.
      19)  Veeco Instruments Inc.

    For each comparable company and the Purchaser, Tucker Anthony calculated multiples of enterprise value to LTM Sales, LTM EBITDA, and LTM EBIT. Tucker Anthony weighted the comparable multiples based on each segment's contribution to 1999 revenue for the Purchaser. Included in the equity value is the net debt reduction estimated by the Purchaser's management resulting from the sale of non-core businesses. The comparable companies produced multiples and values as follows:

    . LTM Sales median multiple for the comparable public companies of 1.6x compared to 1.7x for the Purchaser.

    . LTM EBITDA median multiple for the comparable companies of 12.6x compared to 11.9x for the Purchaser.

    . LTM EBIT median multiple for the comparable companies of 17.7x compared to 17.3x for the Purchaser.

       The closing stock price of the Purchaser Common Stock on May 1, 2000 was $19.375. Tucker Anthony calculated the implied public market value for the Purchaser's continuing operations by subtracting the calculated public market values per share, set forth below, attributable to Fibertek ($2.11) and Biomedical ($3.07) from its stock price. This resulted in an implied public market value per share for the continuing operations of $14.20. Tucker Anthony compared this implied value with the range of value derived in its DCF analysis, set forth above, of the Purchaser's continuing operations ($24.67 to $28.37) and in its adjusted case DCF analysis of the continuing operations ($17.31 to $19.46). Tucker Anthony noted that the mid-point of its DCF analysis ($26.52) represented an 87% premium over the implied public market value of the continuing operations per share of Purchaser Common Stock ($14.20) compared to the mid-point of the adjusted DCF ($18.39) which represented a 30% premium over the implied public market value. Tucker Anthony noted that the 30% premium was consistent with the median four-week prior premium (32%) in merger and acquisition transactions related to the Purchaser's continuing operations.

  (ii) Fibertek. Tucker Anthony reviewed publicly available financial information as of the most recently reported period and stock market information as of May 1, 2000 for publicly traded companies that Tucker Anthony deemed relevant. Tucker Anthony compared Fibertek to the following companies:

      1)  Albany International Corp.      2)  Emerson Electric Co.
      3)  Metso Corporation               4)  Regal-Beloit Corporation
      5)  Trex Company, Inc.              6)  U.S. Plastic Lumber Corp.

    For each comparable company and Fibertek, Tucker Anthony calculated multiples of enterprise value to LTM Sales, LTM EBITDA, and LTM EBIT. The comparable companies produced multiples and values as follows:

    . LTM Sales median multiple for the comparable public companies of 1.0x compared to 1.8x for Fibertek.

    . LTM EBITDA median multiple for the comparable companies of 7.5x compared to 12.6x for Fibertek.

    . LTM EBIT median multiple for the comparable companies of 9.1x compared to 17.1x for Fibertek.

    As of May 1, 2000, Tucker Anthony calculated the market value of Fibertek attributable to each share of Purchaser Common Stock to be $2.11 per share. Tucker Anthony compared this calculated public market value with the range of value derived in its DCF analysis, set forth above, of Fibertek ($3.84 to $4.22 per share of Purchaser Common Stock) and its adjusted case DCF analysis of Fibertek ($3.03 to $3.32 per share of Purchaser Common Stock). Tucker Anthony noted that the mid-point of its DCF analysis ($4.03) represented a 91% premium over the calculated public market value per share of Purchaser Common Stock ($2.11) compared to the mid-point of the adjusted DCF ($3.175) which represented a 50% premium over the calculated public market value. Tucker Anthony noted that the 50% premium was consistent with the median four-week prior premium (40%) in merger and acquisition transactions related to Fibertek.

  (iii) Biomedical. Tucker Anthony reviewed publicly available financial information as of the most recently reported period and stock market information as of May 1, 2000 for publicly traded companies that Tucker Anthony deemed relevant. Tucker Anthony compared Biomedical to the following companies:

      1)  Aspect Medical Systems, Inc.    2)  Becton, Dickinson and Company
      3)  Mallinckrodt Inc.               4)  Protocol Systems, Inc.
      5)  ResMed Inc.                     6)  Respironics, Inc.
      7)  SpaceLabs Medical, Inc.         8)  Vital Signs, Inc.

   For each comparable company, Tucker Anthony calculated multiples of enterprise value to LTM Sales, LTM EBITDA, and LTM EBIT. Tucker Anthony then calculated the implied enterprise value of Biomedical based on the median of these comparable group multiples for the LTM period ending December 31, 1999. The comparable companies produced multiples and values as follows:

    . LTM Sales median multiple for the comparable public companies of 1.6x which produced an implied equity value of $2.84 per share of Purchaser Common Stock attributable to Biomedical.

    . LTM EBITDA median multiple for the comparable companies of 9.0x which produced an implied equity value of $2.91 per share of Purchaser Common Stock attributable to Biomedical.

    . LTM EBIT median multiple for the comparable companies of 13.2x which produced an implied equity value of $3.46 per share of Purchaser Common Stock attributable to Biomedical.

   Tucker Anthony calculated the average of the three implied public market values, set forth above, of the Purchaser Common Stock attributable to Biomedical to be $3.07. Tucker Anthony compared this value with the range of value derived from its DCF analysis, set forth above, of Biomedical ($4.67 to $5.17 per share of Purchaser Common Stock) and its adjusted case DCF analysis of Biomedical ($4.19 to $4.65 per share of Purchaser Common Stock). Tucker Anthony noted that the mid-point of its DCF analysis ($4.92) represented a 60% premium over the average implied market value of Biomedical per share of Purchaser Common Stock ($3.07) compared to the mid-point of the adjusted DCF analysis ($4.42) which represented a 44% premium over the implied market value. Tucker Anthony noted that the 44% premium was consistent with the median four-week prior premium (34%) in merger and acquisition transactions related to Biomedical.

   The foregoing summary does not purport to be a complete description of the analyses performed by Tucker Anthony. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. Tucker Anthony believes that its analyses must be considered as a whole, and that selecting portions of any such analyses without considering all analyses and factors would create an incomplete view of the processes underlying its opinion. Tucker Anthony did not attempt to assign specific weights to particular analyses. However, there were no specific factors reviewed by Tucker Anthony that did not support its opinion. Any estimates contained in Tucker Anthony's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Tucker Anthony does not assume responsibility for their accuracy.

   Compensation. Pursuant to the terms of Tucker Anthony's engagement letter dated as of April 17, 2000 with the Special Committee, the Company paid Tucker Anthony a retainer fee of $100,000 and a fee of $350,000 for the preparation and delivery of its written fairness opinion dated May 5, 2000 (which fee was payable regardless of the conclusions expressed therein). In addition, the Company has agreed to pay Tucker Anthony an additional $75,000 upon delivery of any updated fairness opinion if required by a material change to the Offer. The Company has also agreed to reimburse Tucker Anthony up to $15,000 for its out-of-pocket expenses, including the reasonable fees and disbursements of its counsel, arising in connection with its engagement, and to indemnify Tucker Anthony, its affiliates, and their respective directors, officers, employees and agents to the fullest extent permitted by law against certain liabilities, including liabilities under the federal securities law, relating to or arising out of its engagement, except for liabilities found to have resulted from the bad faith, gross negligence or intentional or reckless misconduct of Tucker Anthony.

   In the past, Tucker Anthony had not performed investment banking services for the Company or received any compensation from the Company, other than as provided for in the engagement letter. In May 1999, Tucker Anthony rendered an opinion (and was paid a fee of $225,000 for such opinion) to the Special Committee of the Board of Directors of ThermoSpectra Corporation ("ThermoSpectra") as to the fairness from a financial point of view, of the consideration to be received by the minority shareholders of ThermoSpectra pursuant to a proposed merger by and between ThermoSpectra and the Company. Tucker Anthony has also rendered opinions to the Special Committees of the Boards or Directors of Thermo BioAnalysis Corporation, ONIX Systems Inc., and Metrika Systems Corporation. Such opinions addressed fairness from the financial point of view of the consideration received by the minority shareholders of the latter three companies pursuant to a proposed merger by and between each company and the Company. Tucker Anthony was paid an aggregate fee of $585,000 for the three opinions.

   Financial Projections

   Company Projections. The Company does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data, cash flows or balance sheet and financial position information. The following summary of the Projections for the Company (the "Company Projections") is included in this Schedule 14D-9 because they were made available to the Special Committee and Tucker Anthony. The Company Projections do not reflect any of the effects of the transaction contemplated by the Offer or other changes that may in the future affect the Company and its assets, business, operations, properties, policies, corporate structure, capitalization and management in light of the circumstances then existing.

   To the Special Committee's knowledge, the Company Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the Commission or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles. To the Special Committee's knowledge, neither the Company's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Company Projections nor have they expressed any opinion or given any form of assurance with respect to such information or its achievability. Furthermore, the Company Projections necessarily make numerous assumptions, many of which are beyond the control of the Company and may prove not to have been, or may no longer be, accurate. Additionally, this information, except as otherwise indicated, does not reflect revised prospects for the Company's businesses, changes in general business and economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such information was prepared. Accordingly, such information is not necessarily indicative of current values or future performance, which may be significantly more or less favorable than as set forth below, and should not be regarded as a representation that such projections will be achieved.

   THE COMPANY PROJECTIONS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. THE FUTURE FINANCIAL RESULTS AND SHAREHOLDER VALUE OF THE COMPANY MAY MATERIALLY DIFFER FROM THOSE EXPRESSED IN THE COMPANY PROJECTIONS. MANY OF THE FACTORS THAT WILL DETERMINE THESE RESULTS AND VALUES ARE BEYOND THE COMPANY'S ABILITY TO CONTROL OR PREDICT. SHAREHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE COMPANY PROJECTIONS. THERE CAN BE NO ASSURANCE THAT THE COMPANY PROJECTIONS WILL BE REALIZED OR THAT THE COMPANY'S FUTURE FINANCIAL RESULTS WILL NOT MATERIALLY VARY FROM THE COMPANY PROJECTIONS. THE COMPANY DOES NOT INTEND TO UPDATE OR REVISE THE COMPANY PROJECTIONS.

   The following table also includes, for comparison purposes, certain selected historical consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the audited historical consolidated financial statements contained in the Company's Annual Report on Form 10-K, as amended, for its fiscal year ended January 1, 2000 (fiscal
1999). More comprehensive historical financial information is included for fiscal periods ending on or prior to January 1, 2000 in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q (the "Company Reports") and in other documents filed by the Company with the Commission, and the following historical financial information for such periods is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

     Selected Actual Fiscal 1999 Historical Financial Data and Fiscal 2000
                                 Projections of
                         Thermo Instrument Systems Inc.
                                 (in thousands)

                                                         Fiscal      Fiscal
                                                       Year 1999   Year 2000
                                                       ----------  ----------
Selected Income Statement Data:
Revenues.............................................. $2,093,537  $2,066,919
                                                       ----------  ----------
Costs and Operating Expenses:
  Cost of revenues....................................  1,136,675   1,099,346
  Operating expenses..................................    737,687     744,793
  Restructuring costs, net............................      1,211        (363)
                                                       ----------  ----------
                                                        1,875,573   1,843,776
                                                       ----------  ----------
Operating Income......................................    217,964     223,143
Net Interest/Other Income and Expense.................    (38,281)    126,155
                                                       ----------  ----------
Income Before Provision for Income Taxes and Minority
 Interest.............................................    179,683     349,298
Provision for Income Taxes............................     75,437     159,604
Minority Interest Expense.............................     16,447      13,182
                                                       ----------  ----------
Net Income............................................ $   87,799  $  176,512
                                                       ==========  ==========
Selected Balance Sheet Data:
Accounts Receivable, Net.............................. $  489,264  $  439,780
Inventories...........................................    327,901     292,340
Prepaid Income Taxes and Other Current Assets.........    112,907     156,797
                                                       ----------  ----------
Total Current Assets Excluding Cash and Investments...    930,072     888,917
Property, Plant and Equipment.........................    287,407     280,774
Cost in Excess of Net Assets of Acquired Companies.... $1,066,291  $1,068,290

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

   The Special Committee entered into a letter agreement with Tucker Anthony dated as of April 17, 2000, pursuant to which the Special Committee engaged Tucker Anthony to act as its financial advisor in connection with the Offer. Subject to the terms and conditions of the engagement letter, Tucker Anthony agreed to act as a financial advisor to the Special Committee and render an opinion to the Special Committee with regard to the fairness, from a financial point of view, of the Exchange Ratio to the Public Shareholders. In connection with the engagement letter, the Company agreed to pay Tucker Anthony an aggregate fee of $450,000, $100,000 of which was paid upon the execution of the engagement letter and the balance of which was paid upon the delivery by Tucker Anthony of the fairness opinion. In addition, the Company agreed to pay Tucker Anthony an additional $75,000 upon delivery of any updated fairness opinion if required by a material change to the Prospectus. The Company also has agreed to reimburse Tucker Anthony up to $15,000 for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Tucker Anthony against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

   The Special Committee also retained Goodwin, Procter & Hoar LLP to act as its legal advisor in connection with the Offer. Goodwin, Procter & Hoar LLP also acted as legal advisor to the special committees of ThermoSpectra, ONIX Systems Inc., Metrika Systems Corporation and Thermo BioAnalysis Corporation in connection with transactions similar to that of the Offer. See "Item 4--The Solicitation or Recommendation--Opinion of Financial Advisor."

   Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of Shares on the Company's behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

   During the past 60 days no transaction in the Shares has been effected by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

   (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

   (b) Except as set forth in Items 3 and 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

   (c) Except as set forth in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in this Item 7.

Item 8. Additional Information.

   The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

 Exhibit 1  Press release issued by the Purchaser on January 31, 2000
            (incorporated by reference to Exhibit 99 to the Current Report on
            Form 8-K of the Purchaser filed with the Commission on February 1,
            2000)

 Exhibit 2  Press release issued by the Purchaser on March 8, 2000
            (incorporated by reference to the Rule 425 communication filed with the Commission on March 8, 2000)

 Exhibit 3  Press release issued by the Purchaser on April 13, 2000
            (incorporated by reference to the Rule 425 communication filed with the Commission on April 13, 2000)

 Exhibit 4  Press release issued by the Purchaser on April 24, 2000
            (incorporated by reference to the Rule 425 communication filed with the Commission on April 24, 2000)
 Exhibit 5  Press release issued by the Company on May 5, 2000

 Exhibit 6  Prospectus dated April 24, 2000 filed by the Purchaser with the
            Commission on April 24, 2000 (incorporated by reference to the Purchaser's Registration Statement on Form S-4 (File No. 333-35478)
            filed with the Commission on April 24, 2000)

 Exhibit 7  Letter to Stockholders dated May 5, 2000*

 Exhibit 8 Opinion of Tucker Anthony Cleary Gull (included as Schedule I to this Schedule 14D-9)*

 Exhibit 9 Form of Indemnification Agreement by and between the Company and directors of the Company (incorporated by reference to Exhibit
            10(g) of the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1990 (File No. 1-9786))
 Exhibit 10 Form of Indemnification Agreement by and between the Purchaser and the directors and officers of its majority owned subsidiaries
            (incorporated by reference to Exhibit 10.1 of the Purchaser's
            Registration Statement on Form S-4 (File No. 333-90661))

 Exhibit 11 Selected Sections of the Company's Amendment Number One on Form 10-
            K/A to Form 10-K for the fiscal year ended January 1, 2000 (File
            No. 1-9786)

--------
* Included in materials being distributed by the Company to shareholders of the Company.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2000

                                          Thermo Instrument Systems Inc.

                                          By:  /s/ Polyvios C. Vintiadis
                                             ----------------------------------

                                          Name: Polyvios C. Vintiadis
                                          Title: Sole Member of the
                                               Special Committee of the
                                               Board of Directors

                  [LETTERHEAD OF TUCKER ANTHONY APPEARS HERE]
May 5, 2000

Special Committee of the Board of Directors
Thermo Instrument Systems Inc.
81 Wyman Street
Waltham, MA 02454

Dear Sir:

   We understand that Thermo Electron Corporation, a Delaware corporation ("Thermo Electron") commenced an offer to exchange as set forth in a registration statement (the "Registration Statement") dated April 24, 2000 (the "Offer"). Pursuant to the Offer and subsequent merger (the "Merger"), each share of common stock of Thermo Instrument Systems Inc., a Delaware corporation ("the Company"), $.10 par value (the "Company Common Stock") shall be converted into and exchanged for the right to receive .85 (the "Exchange Ratio") of a share of common stock, $1.00 par value of Thermo Electron ("Thermo Electron Common Stock").

   You have requested our opinion (the "Opinion") as investment bankers as to whether the Exchange Ratio as provided for in the Offer is fair, from a financial point of view, to the holders of Company Common Stock other than Thermo Electron and its affiliates and the officers and directors of the Company (the "Public Shareholders").

   Tucker Anthony Cleary Gull ("Tucker Anthony"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and for corporate and other purposes. In the ordinary course of our business, we may trade the securities of the Company and Thermo Electron for our own account or the accounts of our customers and accordingly, may at any time hold a long or short position in such securities. In connection with the procedures outlined herein and in the preparation of this Opinion, Tucker Anthony was not authorized by the Company to solicit, nor have we solicited, third party indications of interest to acquire the Company. Tucker Anthony will receive fees for the rendering of this Opinion and any subsequent opinions in connection with the Offer.

   In arriving at the Opinion, we have, among other things:

  (i)  reviewed the Registration Statement setting forth the Offer;

  (ii) reviewed certain historical financial and other information concerning the Company and Thermo Electron for the three fiscal years ended December 31, 1999 and preliminary results for the quarter ended March 31, 2000;

  (iii) reviewed certain other information, including publicly available information relating to the business, earnings, cash flow, assets and prospects of the Company and Thermo Electron, respectively;

  (iv) held discussions with the senior management of the Company, Thermo Electron, Thermo Fibertek Inc. ("Fibertek") and Thermo Electron's biomedical products business ("Biomedical") with respect to their past and current business, operations, assets and financial performance, financial condition and future prospects;

                 [LETTER FOOTER OF TUCKER ANTHONY APPEARS HERE]

Special Committee of the Board of Directors
Thermo Instrument Systems Inc.
May 5, 2000

  (v) analyzed certain publicly available financial and operating statistics of publicly traded companies that we deemed comparable or otherwise relevant to our inquiry, and compared the Company, Thermo Electron, Fibertek and Biomedical from a financial point of view with the appropriate public companies;

  (vi) compared certain publicly available information concerning the nature and terms of certain merger and acquisition transactions that we considered relevant to our inquiry;

  (vii) reviewed the market prices, historical trading activity and ownership data of the Company and Thermo Electron; and

  (viii) conducted such other financial studies and analyses and reviewed such other information as we deemed appropriate to enable us to render the Opinion. In our review, we have also taken into account an assessment of general economic and business conditions and certain industry trends and related matters.

   In our review and analysis and in arriving at the Opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to us by the Company and Thermo Electron or that is publicly available, and have not attempted to verify any of such information. We have assumed (i) the financial projections of the Company and Thermo Electron have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's and Thermo Electron's managements as to future financial performance and (ii) that such projections will be realized in the amounts and time periods currently estimated by the respective managements. We did not make or obtain any independent evaluation or appraisals of any assets or liabilities of the Company or Thermo Electron. The Opinion is necessarily based upon prevailing market conditions (including current market prices for the Company Common Stock and Thermo Electron Common Stock) and other circumstances and conditions as they exist and can be evaluated as of the date hereof. We disclaim any undertakings or obligations to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to our attention after the date of the Opinion.

   For the purposes of the Opinion, we have not been asked to consider, and we have not considered, the effect of any federal, state or local tax laws on the Public Shareholders and have confined our review to the Exchange Ratio.

   This letter is being furnished for the use and benefit of the Special Committee of the Company's Board of Directors in evaluating the fairness, from a financial point of view, of the Exchange Ratio. The Opinion does not constitute a recommendation of the Offer or a recommendation to any Public Shareholder as to any action such holder should take with respect to the Offer. Tucker Anthony has advised the Special Committee that it does not believe any person other than the Special Committee has the legal right to rely on the Opinion and, absent any controlling precedent, would resist any assertion otherwise. We hereby consent, however, to the inclusion of the Opinion as an exhibit or annex to the Schedule 14D-9 the Company files with the U.S. Securities and Exchange Commission and distributes to holders of Company Common Stock in connection with the Offer. The Opinion rendered herein is given as of the date hereof, and is limited in scope and subject matter as set forth herein. No other opinions should be inferred beyond the opinion expressly stated herein.

   Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Public Shareholders.

                         Very truly yours,

                         [/s/ Tucker Anthony Cleary Gull
                         Tucker Anthony Cleary Gull
                                       S-2